st.george

St.George Bank Limited
ABN 92 055 513 070

Group Secretariat
Level 15
182 George Street
Sydney NSW 2000

Postal Address:
PO Box R221
Royal Exchange NSW 1225

Telephone: 612 9236 1469
Facsimile: 612 9236 1899
Email: bowanm@stgeorge.com.au

31 May 2007

RECEIVED
2007 JUN -6 A 9:

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
100 F Street, NE
Washington, DC, 20549 [redacted]
U.S.A.

Attention: SEC Filing Desk

07024172

SUPPL

Dear Sir

St.George Bank Limited: 12g3-2(b) Information - File No.82-3809

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that St.George Bank Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") or the Australian Securities and Investments Commission (the "ASIC") since May 16, 2002, the date of the Company's application for reinstatement of the exemption from Rule 12g3-2(b) of the Exchange Act:

- CPS Declaration of Dividend;
- SAINTS Declaration of Dividend;
- SPS Declaration of Dividend;
- St.George Prices New Lower Tier 2 Capital for Issue in Canada;
- ASIC Form 604 Ascalon;
- ASIC Form 604 St.George Bank Limited; and
- Appointment of Non-Executive Director.

PROCESSED
JUN 11 2007
THOMSON
FINANCIAL

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at 612 9236 1205.

Yours sincerely

Michael Bowan
General Counsel and Secretary

Dlw 6/7

st.george

RECEIVED

To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Pages (Includes this page):	1
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**CPS - Declaration of Dividend**
Date Sent:	10 April 2007

St.George Bank advises that in accordance with the Terms of Issue of the Bank's CPS, the Bank has declared a quarterly dividend of $1.2901 per CPS to be paid 21 May 2007 with a record date for determination of entitlements of 7 May 2007. 100% of this payment is franked at 30%.

Yours sincerely

Michael Bowan
General Counsel and Secretary

st.george

To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Pages (Includes this page):	1
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**SAINTS - Declaration of Dividend**
Date Sent:	10 April 2007

St.George Bank advises that in accordance with the Terms of Issue of the Bank's SAINTS, the Bank has declared a quarterly dividend of $1.3157 per SAINTS to be paid 21 May 2007 with a record date for determination of entitlements of 7 May 2007. 100% of this payment is franked at 30%.

Yours sincerely

Michael Bowan
General Counsel and Secretary

To: Companies Announcements
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Pages (includes this page):	1
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**SPS - Declaration of Dividend**
Date Sent:	10 April 2007

St.George Bank advises that in accordance with the Terms of Issue of the Bank's SPS, the Bank has declared a quarterly dividend of $1.2730 per SPS to be paid 21 May 2007 with a record date for determination of entitlements of 7 May 2007. 100% of this payment is franked at 30%.

Yours sincerely

Michael Bowan
General Counsel and Secretary

st.george

news release

13 April 2007

ST.GEORGE PRICES NEW LOWER TIER 2 CAPITAL FOR ISSUE IN CANADA

St.George Bank Limited announces the pricing today of a new C$250 million Subordinated Notes issue (the "Notes") in Toronto, Canada.

The proposed issue date is 23 April 2007. The Notes will have a 10 year tenor, maturing on 23 April 2017. With the prior written approval of the Australian Prudential Regulation Authority (APRA), the Notes will be callable by St.George under certain conditions at or upon certain dates after 5 years.

The Notes were priced at a yield of 4.665%, equivalent to a margin of 54 basis points over the Canadian Government yield curve.

RBC Capital Markets, Inc. and Merrill Lynch Canada, Inc. acted as Joint Lead Managers and Bookrunners for the issue. The minimum denomination for the issue will be C$100,000.

APRA has stated that the Notes will qualify as Lower Tier 2 capital for St.George. It is expected the Notes will be rated A by Standard & Poor's, A2 by Moody's Investor Service and A by Fitch.

Media Contacts: Jeff Sheehan,
General Manager Capital Markets
St.George Bank Limited
Telephone: (02) 9320 5510

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme Aurora Buy-Write Income Trust

ACN/ARSN 110 303 430

1. Details of substantial holder(1)

Name Ascalon Companies (See Annexure "A")

ACN/ARSN (if applicable)

There was a change in the interests of the substantial holder on 12 / 04 / 2007

The previous notice was given to the company on 11 / 01 / 2007

The previous notice was dated 11 / 01 / 2007

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Units – Fully Paid	637,534	40.08%	602,184	37.65%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
12/04/07	Ascalon Companies	Redemption of Units	$409,003.04	35,350 Ordinary Units	35,350

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

	Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
	Ascalon Companies	RBC Dexia Investor Services Australia Nominees Pty Ltd		Ordinary Units – Fully Paid	602,184	602,184

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

6. Addresses

The addresses of persons named in this form are:

Name	Address
Ascalon Capital Managers Limited	Level 4, 1-7 Bligh Street, Sydney NSW 2000
Ascalon Operations and Services Pty Ltd	Level 4, 1-7 Bligh Street, Sydney NSW 2000

Signature

print name Robert Paul Rogerson capacity Company Secretary

sign here



date 17 /04 / 2007

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identify of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

"A"

This is Annexure "A" of 1 page referred to in Form 604 – Notice of Change of Interests of Substantial Holder, which form is addressed to Aurora Buy-Write Income Trust ARSN 110 303 430.

Details of the "Ascalon Companies" (for the purposes of paragraph 1 of Form 604):

Name	ACN / ARSN (as applicable)	Address
Ascalon Operations and Services Pty Ltd as trustee of Ascalon Funds (Seed Pool) Trust	095 283 186	Level 4, 1-7 Bligh Street, Sydney NSW 2000
Ascalon Capital Managers Limited related body corporate of Ascalon Operations and Services Pty Ltd	093 660 523	Level 4, 1-7 Bligh Street, Sydney NSW 2000

Print Name: Robert Paul Rogerson

Capacity: Secretary

Date of Signing: 17 April 2007

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: Aurora Buy-Write Income Trust

ACN/ARSN: 110 303 430

1. Details of substantial holder(1)

Name: St.George Bank Limited
ACN/ARSN (if applicable): 055 513 070

There was a change in the interests of the substantial holder on: 12 / 04 / 2007

The previous notice was given to the company on: 11 / 01 / 2007

The previous notice was dated: 11 / 01 / 2007

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Units – Fully Paid	637,534	40.08%	602,184	37.65%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
12/04/07	St.George Bank Limited	Redemption of Units	$409,003.04	35,350 Ordinary Units	35,350

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

	Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes	
	St.George Bank Limited	RBC Dexia Investor Services Australia Nominees Pty Ltd		Ordinary Units – Fully Paid	602,184	602,184	

5. Changes In association
The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

6. Addresses
The addresses of persons named in this form are:

Name	Address
St.George Bank Limited	4-16 Montgomery Street, Kogarah NSW 2217

Signature

print name Michael Harold See Bowan capacity Company Secretary

sign here

date 17 / 04 / 2007

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identify of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

st.george

news release

24 April 2007

Peter Hawkins appointed Non-Executive Director of St.George Bank Limited

The Chairman of St.George Bank Limited, John Thame, is pleased to announce the appointment today of Mr Peter Hawkins as a non-executive director to the Board of the Bank. The Board now comprises ten directors, the maximum number permitted under the Bank's Constitution.

Mr Hawkins is Chairman of Visa International Asia Pacific and a director of Visa International, Mirvac Limited, Treasury Corporation of Victoria and Liberty Financial Pty Limited. He is also a director of Camberwell Grammar School.

Mr Hawkins holds a BCA (Hons) in Commerce and Administration from Victoria University, Wellington. He is a Fellow of the Australian Institute of Company Directors and Australian Institute of Bankers and an Associate Chartered Accountant (NZ).

Mr Hawkins' executive career spanned over 34 years in the banking sector, in Australia and overseas. He is 52 years old.

"Peter's expertise and knowledge, especially of the Australian retail banking industry, is highly valued by St.George. On behalf of the Board, we look forward to his involvement," Mr Thame said.

Mr Hawkins said; "I look forward to joining St George and making a meaningful contribution."

Mr Hawkins' appointment to the Board of the Bank will be effective from 24 April 2007 and, as required by the Bank's Constitution, his election by shareholders will be proposed at the Bank's 2007 Annual General Meeting.

Ends .....

For more information please contact:

Jeremy Griffith
Corporate Relations
(02) 9236 1328 or 0411 259 432

st.george

RECEIVED

2007 JUN -6 A 8:29

OFFICE OF INTERNATIONAL CORPORATE FINANCE

St.George Bank Limited
ABN 92 055 513 070

Group Secretariat
Level 15
182 George Street
Sydney NSW 2000

Postal Address:
PO Box R221
Royal Exchange NSW 1225

Telephone: 612 9236 1469
Facsimile: 612 9236 1899
Email: bowanm@stgeorge.com.au

31 May 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
100 F Street, NE
Washington, DC, 20549
U.S.A.

Attention: SEC Filing Desk

Dear Sir

St.George Bank Limited: 12g3-2(b) Information - File No.82-3809

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that St.George Bank Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") or the Australian Securities and Investments Commission (the "ASIC") since May 16, 2002, the date of the Company's application for reinstatement of the exemption from Rule 12g3-2(b) of the Exchange Act:

- Interim Profit Announcement;
- Interim Results Presentation;
- Interim Financial Report;
- Moody's Upgrades Long Term Rating;
- Appendix 3X x 2;
- Resignation of CFO;
- Appointment of New CFO; and
- Appendix 3Y x 2.

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at 612 9236 1205.

Yours sincerely

Michael Bowan
General Counsel and Secretary



Appendix 4D Profit Announcement

for the half year ended 31 March 2007

Released 1 May 2007

Available on our Internet site at stgeorge.com.au

st.george

Good with people. Good with money.

St.George Bank Limited ABN 92 055 513 070

CONTENTS

		PAGE
	News Release	3
	Results for Announcement to the Market	
1	**Financial Summary**	7
1.1	**Introduction**	7
1.2	**Appendix 4D Results**	8
1.3	**Results at a Glance**	9
1.4	**Group Highlights**	11
2	**Business Summary**	14
2.1	**Strategic Overview**	14
2.2	**Operational Update – Business Priorities**	16
2.2.1	Home Loans	16
2.2.2	Retail Deposits	17
2.2.3	Middle Market	18
2.2.4	Wealth Management	19
2.2.5	Interstate Expansion	20
2.2.6	Risk Management	20
2.2.7	Credit Quality	21
2.3	**Operational Update – Other**	22
2.3.1	Capital Management	22
2.3.2	Depositary Capital Securities	23
2.3.3	Organisational Realignment	23
2.4	**Future Prospects**	24
3	**Financial Analysis**	25
3.1	**Group Performance Summary – Cash basis**	25
3.1.1	Significant Items	27
3.1.2	Net Interest Income – Cash basis	28
3.1.3	Non Interest Income	30
3.1.4	Managed Funds	32
3.1.5	Operating Expenses – Cash basis	33
3.1.6	Bad and Doubtful Debts Expense – Cash basis	36
3.1.7	Income Tax Expense – Cash basis	37
3.1.8	Segmental Results – Cash basis	38
3.1.9	Mortgage Insurance	42
3.2	**Group Position Summary**	44
3.2.1	Total Assets	45
3.2.2	Lending Assets	46
3.2.3	Impaired Assets	48
3.2.4	Loan Impairment Provisions and General Reserve for Credit Losses	50
3.2.5	Retail Funding and Other Borrowings	51
3.2.6	Shareholders' Equity	54
3.2.7	Sell Back Rights	55
3.3	**Other Financial Analysis**	55
3.3.1	Dividends	55
3.3.2	Capital Adequacy	58
3.3.3	Average Balances and Related Interest	60
3.3.4	Volume and Rate Analysis	63
3.3.5	Derivatives	64
4	**Supplementary Information**	67
4.1	**Earnings Per Share Calculations – Cash basis**	67
4.2	**Branches**	68
4.3	**Staffing**	68
4.4	**Dates and Credit Ratings**	69
	ASX Appendix 4D Disclosures	70

news release

1 May 2007

St.George announces record cash[1] interim profit of $568 million, up 14.7%.

Revenue[1] up 12.7%.

EPS growth target for FY 2007 increased from 10% to 11-12%.

EPS growth target for 2008 re-affirmed at 10%.

Mr John Thame, Chairman of St.George Bank, today announced a record cash[1] profit after tax of $568 million for the half year ended 31 March 2007, up 14.7 per cent on the half year ended 31 March 2006. This represents earnings per share growth of 13.6%.

The result highlights are as follows:

	March 2007	March 2006	% Change
Net profit after preference dividends	$572m	$502m	13.9%
Cash profit[1]	$568m	$495m	14.7%
Earnings per share basic[1] (annualised)	214.9 cents	189.1cents	13.6%
Return on equity[1] (annualised)	23.2%	22.7%	
Expense to income[1]	42.6%	44.5%	
Interim ordinary dividend – 100% fully franked	82 cents	74 cents	10.8%

Mr Thame said; "This excellent result demonstrates that St.George's organic growth strategy is continuing to deliver strong results for our shareholders."

A fully franked interim dividend of 82 cents has been declared, a 10.8% increase on March 2006 and a 6.5% increase on September 2006.

Managing Director, Mrs Gail Kelly commented: "I am delighted with this result which reflects an excellent contribution from all divisions. Our strong revenue momentum has underpinned a significant decline in the expense to income ratio to an industry leading 42.6%. We have strong momentum going into the second half and have confidence in achieving our upgraded 2007 EPS growth target."

[1] Cash basis excludes significant items and hedging and non-trading derivatives volatility.

RESULT COMMENTARY

The result has been based on growing business volumes. Compared to March 2006, lending receivables are up 14.0%[1], retail deposits are up 8.5%[1] and managed funds are up 19.2%.

Total revenue has increased by 12.7%, generated from a diverse range of sources and reflecting strong underlying performance.

The interest margin of 2.07% is down 0.05% on the September 2006 half and down 0.03% on the March 2006 half. This is in line with expectations and reflects a combination of competitive impacts and changes in funding mix.

Operating expenses are well controlled and the Bank continues to invest in a number of growth initiatives.

Credit quality remains strong, with impaired assets and loan arrears at low absolute levels. Consistent with industry experience, there has been an increase in 90 day past due residential arrears. The arrears percentage, however, remains very low and these loans are well secured, with minimal losses expected.

Business Priorities

Home Loans

Residential lending has grown 10.2%[1] to $65.3 billion. This is a solid performance given the conditions in the New South Wales' residential property market.

The Bank has strong momentum going into the second half and is targeting home loan receivables growth of 10-12% for the full year ending September 2007. This momentum is assisted by the recent launch of the Advantage Home Loan package offer and the Basic Home Loan product.

Retail Deposits

Deposits have grown 8.5%[1] to $44.8 billion. St.George has continued its strategy of delivering profitable growth, by managing its product mix and has introduced a new suite of Freedom transaction accounts.

Middle Market

The Bank's commercial banking relationship model has continued to perform with receivables growing 24.8% to $20.9 billion. The program of investment in this area of the business is continuing in all mainland states.

In a recent Merrill Lynch report entitled "Race to Service SME Customers", St.George is called out as "the top rated franchise by a clear margin" and as having "broken away as the leading SME franchise on most measures."

[1] Excludes St.George Bank New Zealand.

Wealth Management

Managed funds have grown 19.2% to $44.3 billion, due mainly to the strong performance of Asgard's administration platforms. This growth reflects favourable investment markets, sustained investor confidence, together with expanded distribution channels and product innovation. The Wealth Management division contributed 12 per cent to the Group's pre-tax earnings, up from 6 per cent in March 2002.

Interstate Growth

Victoria, Queensland and Western Australia now represent 30% of residential receivables and 29% of middle market receivables. Further investment is planned in second half 2007 with five branches to be opened in Western Australia and four branches in Queensland.

Focus on Customer Service and Engaged People

A continued focus on developing our people through training and coaching remains a priority. Differentiated talent selection and recruitment processes are ensuring that high quality people, aligned with the Group's values, are being introduced into the company. St.George's cultural heritage of being warm, friendly and genuinely focussed on the customer experience continues to be deepened and enhanced.

FUTURE PROSPECTS

The Australian economy has continued to grow at a steady pace over the last year, although there is still a significant difference across states. New South Wales has continued to lag the national average while in the mining states, growth has been exceptionally strong. The tightening of monetary policy continues to moderate the rate of growth in the housing sector. St.George expects the Reserve Bank to continue to adopt a measured approach to moving interest rates. Like the Australian economy, the international environment displays considerable divergence, with China and the Asian economies doing well but with the US performing less strongly. St.George expects the export sector to strengthen over the coming year as commodity export volumes increase following the surge in mining investment over the last two years.

Growth in New South Wales is expected to continue to be below the national average and St.George anticipates that the New South Wales economy will remain subdued throughout 2007. The South Australian economy has performed well and this trend is expected to continue for the remainder of 2007.

St.George is targeting home loan receivables growth of 10-12%. System growth of around 12% is expected for the year ending 30 September 2007. The Group expects to continue to achieve excellent lending growth in Victoria, Queensland and Western Australia. There will be additional investment in Queensland and Western Australia in the second half. St.George's Middle Market business is anticipated to achieve double system growth and St.George's Wealth Management business is expected to exceed system growth.

As a result of a strong first half, St.George has upgraded its 2007 year EPS growth target from 10% to 11 to 12%. Assuming a reasonably robust economic environment, the 10% target for the 2008 year is reaffirmed.

Ends…

Media contact: Jeremy Griffith, Corporate Relations 02 9236 1328 or 0411 259 432

st.george

St.George Bank Limited

ABN 92 055 513 070

RESULTS FOR ANNOUNCEMENT TO THE MARKET

for the half year ended

31 March 2007

1 Financial Summary

1.1 Introduction

The Group's financial results have been prepared in accordance with Australian equivalents to International Financial Reporting Standards (AIFRS). Comparative figures have been prepared on a consistent basis.

AIFRS may result in a higher level of profit volatility compared to previous AGAAP due to the requirement to fair value derivatives and certain other financial instruments and ineffectiveness arising from AIFRS hedge accounting. To provide a better indication of the Group's underlying performance, volatility associated with these items, together with any significant items and goodwill impairment, have been reversed to arrive at "cash" profit.

In accordance with APRA's prudential requirements, capital adequacy has been calculated based on APRA's AIFRS regulatory requirements applicable from 1 July 2006. Capital adequacy comparative figures for 31 March 2006 have not been adjusted and as a result are presented on a previous AGAAP basis.

1.2 Appendix 4D Results

Results for announcement to the market – statutory result

The results contained in the table below for the half year ended 31 March 2007 are calculated in accordance with AIFRS.

These results are based on the Group's Consolidated Financial Statements.

Financial performance	
Revenues from ordinary activities - from continuing operations	Up 12.4% to $1,611 m
Profit from ordinary activities after tax, significant items and before preference dividends - continuing operations	Up 14.0% to $585 m
Net profit for the half year attributable to members after preference dividends and significant items	Up 13.9% to $572 m
Dividend	
Interim dividend – fully franked (cents per share)	82 cents
Earnings per ordinary share (after significant items)	
Basic: - from continuing operations	Up 12.4% to 108.2 cents
Diluted: - from continuing operations	Up 12.1% to 107.4 cents

Refer page 70 for further Appendix 4D disclosures required under ASX listing rules.

1.3 Results at a Glance

Net Profit

	Half Year Mar 07 $M	Sep 06 $M	Mar 06 $M	Movement Mar 07 vs Mar 06 %
Net interest income	1,078	1,051	964	11.8
Non interest income	533	483	470	13.4
Total income	**1,611**	**1,534**	**1,434**	**12.3**
Bad and doubtful debts expense	93	79	65	43.1
Operating expenses	683	666	633	7.9
Profit before tax	**835**	**789**	**736**	**13.5**
Income tax expense	250	244	226	10.6
Minority interests (loss)	-	-	(1)	(100.0)
Preference dividends	13	11	9	44.4
Net profit before significant items	**572**	**534**	**502**	**13.9**
Significant items gain (net of tax)	-	12	-	-
Net profit	**572**	**546**	**502**	**13.9**

Cash basis

Net profit has been adjusted to exclude significant items and profit volatility relating to the fair value recognition of hedging and non-trading derivatives as follows:

	Half Year Mar 07 $M	Sep 06 $M	Mar 06 $M	Movement Mar 07 vs Mar 06 %
Net profit	572	546	502	13.9
Less: Significant items gain (net of tax)	-	12	-	-
Net profit before significant items	**572**	**534**	**502**	**13.9**
Less: Hedging and non-trading derivatives (net of tax)	4	3	7	(42.9)
Cash basis net profit	**568**	**531**	**495**	**14.7**

Cash basis net profit comprises the following items:

	Half Year Mar 07 $M	Sep 06 $M	Mar 06 $M	Movement Mar 07 vs Mar 06 %
Net interest income	1,078	1,051	964	11.8
Non interest income	527	479	460	14.6
Total income	**1,605**	**1,530**	**1,424**	**12.7**
Bad and doubtful debts expense	93	79	65	43.1
Operating expenses	683	666	633	7.9
Profit before tax	**829**	**785**	**726**	**14.2**
Income tax expense	248	243	223	11.2
Minority interests (loss)	-	-	(1)	(100.0)
Preference dividends	13	11	9	44.4
Cash basis net profit	**568**	**531**	**495**	**14.7**

1.3 Results at a Glance (continued)

Summary Balance Sheet

As at	31 Mar 2007 $M	30 Sep 2006 $M	31 Mar 2006 $M
Assets			
Cash and liquid assets	1,188	1,081	1,128
Receivables from other financial institutions	1,180	1,182	975
Financial assets at fair value	8,301	8,826	8,370
Loans and receivables (including bank acceptances)	98,724	93,424	87,039
Other	2,587	2,489	2,533
Total Assets	**111,980**	**107,002**	**100,045**
Liabilities			
Retail funding and other borrowings	97,152	91,648	85,341
Bank acceptances	5,456	7,287	7,264
Derivative liabilities	2,202	1,190	1,025
Other	1,558	1,534	1,466
Total Liabilities	**106,368**	**101,659**	**95,096**
Total Shareholders' Equity	**5,612**	**5,343**	**4,949**

1.4 Group Highlights

		Half Year		
		Mar 07	Sep 06	Mar 06
Total on-balance sheet assets	$M	111,980	107,002	100,045
Securitised receivables (included in on-balance sheet assets)	$M	19,214	17,998	14,826
Managed funds	$M	44,311	39,268	37,165
Cash basis profit				
Before preference dividends	$M	581	542	504
After preference dividends	$M	568	531	495
Return on average assets (before preference dividends) (1)				
Cash basis	%	1.07	1.05	1.06
Return on average ordinary equity (after preference dividends) (1)				
Cash basis	%	23.24	23.03	22.69
Expenses as % of average assets (1)				
Cash basis	%	1.25	1.29	1.33
Expense to income ratio				
Cash basis	%	42.6	43.5	44.5
Interest margin (1)	%	2.07	2.12	2.10
Ordinary dividend (fully franked)	(cents)	82.0	77.0	74.0
Earnings per ordinary share (1)				
Basic - Cash basis	(cents)	214.9	202.2	189.1
Diluted - Cash basis	(cents)	213.4	200.5	188.3
Net tangible assets per ordinary share	($)	7.16	6.73	6.30
Capital adequacy ratio	%	10.5	10.8	10.4

(1) Annualised.

1.4 Group Highlights (continued)

Financial performance – Cash[1] basis

- Net profit was $568 million (31 March 2006: $495 million), an increase of 14.7%. An increase of 7.0% compared to the September 2006 half.
- Net interest income increased by 11.8% to $1,078 million. The interest margin was 2.07% compared to 2.10% in the March 2006 half and 2.12% in the September 2006 half.
- Non interest income increased by 14.6% to $527 million (31 March 2006: $460 million). An increase of 10.0% compared to the September 2006 half.
- Operating expenses increased by 7.9% to $683 million compared to the March 2006 half. An increase of 2.6% compared to the September 2006 half. The expense to income ratio was 42.6%, down from 44.5% in the March 2006 half.
- Annualised basic earnings per ordinary share was 214.9 cents (31 March 2006: 189.1 cents), an increase of 13.6%.
- Annualised return on average ordinary equity improved by 55 basis points to 23.24% (31 March 2006: 22.69%).

(1) before significant items and hedging and non-trading derivatives volatility.

Financial position

- Total assets were $112.0 billion (31 March 2006: $100.0 billion), an increase of 11.9%.
- Lending assets were $98.7 billion (31 March 2006: $87.0 billion), an increase of 13.4%. Excluding St.George Bank New Zealand[2] (SGBNZ), total lending assets grew by 14.0%.
- Residential receivables were $65.3 billion (31 March 2006: $59.7 billion), an increase of 9.4%. Excluding SGBNZ, residential loans grew by 10.2%.
- Commercial loans (including bank acceptances) were $25.9 billion (31 March 2006: $21.4 billion), an increase of 21.1%.
- Consumer loans (including bank acceptances) were $7.1 billion (31 March 2006: $5.5 billion), an increase of 29.2%.
- Retail funding was $44.8 billion (31 March 2006: $41.8 billion), an increase of 7.3%. Excluding SGBNZ, retail funding grew by 8.5%.

(2) The Bank's supermarket banking joint venture in New Zealand ceased in September 2006.

Dividends

- A higher interim ordinary dividend of 82 cents per ordinary share, fully franked (31 March 2006: 74 cents) has been declared by the Board, an increase of 10.8%. This represents a dividend payout ratio (cash basis) of 76.6% for the half year.
- The Dividend Reinvestment Plan will operate for the interim dividend with no discount. The fully franked interim dividend will be paid on 3 July 2007.

1.4 Group Highlights (continued)

Other

- Managed funds increased by 19.2% to $44.3 billion (31 March 2006: $37.2 billion).
- Bad and doubtful debts expense as a percentage of average assets was 0.17% (annualised) compared to 0.14% at 31 March 2006 and 0.15% at 30 September 2006.
- The Group's Tier 1 capital adequacy ratio was 7.2% (30 September 2006: 6.9%) and Tier 2 ratio was 3.3% at 31 March 2007.

2 Business Summary

2.1 Strategic Overview

The St.George Group's low-risk, organic growth strategy has consistently delivered superior results for shareholders. This strategy is best reflected in the core strategic framework developed in 2002:

- Deepen and strengthen relationships with customers in our chosen markets
- Leverage specialist capabilities for growth
- Creatively differentiate on service
- Accelerate and empower relationship selling
- Build team and performance culture
- Optimise cost structure

Against this framework, the Group has over the past several years, prioritised the following key areas:

- Home Loans
- Deposits
- Middle Market
- Wealth Management
- Productivity Management
- Customer Service
- Victoria, Queensland and Western Australia Expansion
- Engaged People

Significant progress has been made in all of these areas since 2002, accompanied with material levels of investment.

The Group has achieved a shift from being product centric to customer centric, focussed on full service relationship banking. It has prioritised particular customer segments and has focussed on delivering differentiated levels of service to these customer groupings. The broader management team has been substantially strengthened both through training and development and through key talent selection and recruitment. Sales and business development skills have substantially improved while commercial disciplines and risk management frameworks have been embedded.

Targeted and focussed expansion has occurred, not only in Victoria, Queensland and Western Australia, but also in the Bank's core states of New South Wales and South Australia.

The Group has driven a programme of continuous productivity improvements through investment in people, in technology and the application of new business processes and tools.

It is critical to note that over this period of intensive investment and development in the franchise, the Group's core cultural heritage of being warm, friendly, caring, team-based and genuinely focussed on the customer experience has in fact been deepened and enhanced.

2.1 Strategic Overview (continued)

Substantial further work and investment is being prioritised to strengthen this platform, enhance consistency and deliver improved customer experience outcomes. Key elements in the next phase include:

- Re-engineering key business processes, prioritising mortgages and business lending;
- Enhancing the on-boarding experience for customers;
- Leveraging the Group's wealth platforms, products and capabilities to deepen customer relationships, across retail and business segments;
- Further expansion in Victoria, Queensland and Western Australia;
- Further investment and capability build within the Middle Market segment;
- Refinement and extension of the local market strategy within retail.

The new organisational model, announced on March 14, is aligned to support these strategic imperatives.

2.2 Operational Update – Business Priorities

2.2.1 Home Loans

The Bank's residential loans (including securitised loans) grew by 10.2%[1] to $65.3 billion (31 March 2006: $59.3[1] billion) and was up 8.4% (annualised) since 30 September 2006. While home lending performance has been adversely affected by the continued subdued New South Wales economy (NSW comprises 58% of all receivables), the Bank has solid momentum going into second half 2007. St.George is targeting home loan receivables growth of 10-12% for full year 2007.

Significant new product development has occurred in the past six months to ensure effective ongoing management of home loan margins and revenue growth. Some of these enhancements included:

- Launch of the Advantage Package in January 2007 which allows customers to 'package' together home loan, deposit and credit card accounts for an annual fee in return for competitive interest rate and fee discounts; and
- Launch of the Basic Home Loan in February 2007, which offers a low ongoing variable rate and no ongoing monthly fees.

The focus on ongoing improvement has seen St.George continue to be recognised independently via various industry awards including Cannex's 5 Star Rating for Best 5 Year Fixed Rate Home Loan in September 2006 and Best Demonstration of Customer Satisfaction in Mortgage Processing by the International Quality and Productivity Centre in January 2007.

The Bank's recent home loan campaign, combined with the launch of the Advantage Package and Basic Home Loan, has resulted in the creation of a strong sales pipeline with record levels of applications and approvals experienced during February and March. These results have ensured strong volume momentum heading into the second half of the year.

The third party broker proportion of new settlements for the half year stands at 43%. The Bank continues to invest in process improvements such as a 'fast track' approval process and 'electronic lodgement' capability which have been progressively rolled out to brokers and provide faster approval decisions for customers.

The Bank also continued the focus on improving the performance of its proprietary channels. Initiatives include faster approval processes, new lender induction programs and an increase in the branch and mobile lender sales force. New sales of home loans through Mortgage Connect, an additional sales force of 'owner operators' to complement existing distribution channels, commenced during the half. Mortgage Connect has been launched in Queensland, Victoria and Western Australia with 41 lenders now in place.

The Bank's home loan runoff rate was lower at 15% (annualised) in the six months to 31 March 2007, compared to 16% in full year 2006. The key drivers of lower runoff levels continue to be low levels of introductory loan business, improved product design, stronger customer relationships and the benefits of the Bank's ongoing customer retention program.

Credit quality remains excellent with prudent policies aimed at protecting the Bank and borrowers being maintained.

(1) Excluding St.George Bank New Zealand.

2.2 Operational Update – Business Priorities (continued)

2.2.2 Retail Deposits

St.George's retail deposits grew 8.5%[(1)] to $44.8 billion and increased by 8.0% (annualised) since 30 September 2006.

St.George continued its strategy of delivering profitable growth, by managing its deposit product mix, revising pricing to encourage balance growth and introducing new products.

In November 2006, St.George launched a new suite of Freedom transaction accounts featuring Visa Debit cards and flat fees.

- Complete Freedom and Simply Freedom Accounts rated 5 Stars (Cannex)
- Express Freedom (online transaction account) rated Rising Star (Cannex)

Significant St.George media advertising supported the launch, targeting customers who do not currently bank with St. George. Approximately 85% of these new transaction accounts have been opened by 'new to bank customers.' Average account balances have met expectations. St.George holds the position as the number two bank in transaction account market share in New South Wales[(2)].

Also in November 2006, St.George launched its new Investment Cash Account targeting at-call cash investors with balances greater than $100,000 and repositioning its at-call Powersaver Account for customers with less than $100,000. The Investment Cash Account (rated Rising Star by Cannex) has exceeded expectations, with solid growth in balances to date and 60% of customers 'new to bank.'

St.George continues to grow its term deposits and directsaver (high interest savings accounts) balances. Group term deposits reached $14.7 billion at 31 March 2007, an annualised increase of 12.4% since 30 September 2006. Directsaver grew by an annualised 20.5% to $7.3 billion since 30 September 2006.

St.George successfully completed the rollout of its new internet banking platform which is used for Retail Deposits, Consumer Lending and Home Loans. This is a key part of the Group's strategy of using the on-line channel for gaining balance growth and the branch channel for driving value and cross-sell.

Net interest income and fee income in the March 2007 half reflected the full benefit of product structure and pricing changes implemented in the September 2006 half on transaction, savings and investment accounts. The increasing of minimum deposit balance threshold scales that determine fees charged on accounts has encouraged customers to lift their deposit balances to minimise their fees.

(1) Excluding St.George Bank New Zealand.

(2) Cannex.

2.2 Operational Update – Business Priorities (continued)

2.2.3 Middle Market

The Group continues to perform exceptionally well in the Middle Market segment. Receivables grew by 24.8% to $20.9 billion (31 March 2006: $16.7 billion), and were up 19.2% (annualised) since 30 September 2006, which is an outstanding result given the slower New South Wales and Victorian property markets. The Bank's customer relationship model continues to provide differentiated high quality customer service. East & Partners rank St.George as Australia's No.1 Relationship Banker to the middle market in their recent survey. The business is focussed around six key industry segments – manufacturing and wholesale, professionals, hotels and leisure, aged care and health, property and construction, and automotive finance.

Customer loyalty and satisfaction continue to be key differentiators for St.George in the Middle Market segment with no customers indicating they are likely to change bank compared to an average of 20% for the four major banks in East & Partners Australian Commercial Transaction Banking Report (February 2007). The increasing number of products per customer in this segment is attributed to the Bank's industry-leading customer satisfaction and advocacy.

The success of the Bank's Middle Market business was recognised by Merrill Lynch in a report released in April 2007 on the status of Australian banks' business banking franchises. In their report, Merrill Lynch stated "St.George is the top rated franchise by a clear margin." Merrill Lynch also noted that "St.George has broken away as the leading SME franchise on most measures in this review and we expect this division to underpin superior medium-term growth."

Investments made by St.George in prior periods in its Middle Market business have contributed to its leading position in the market. These investments include increasing the number of relationship managers and branches, the expansion of existing sites and a continued focus on enhancing service delivery.

St.George continues to reap the benefits of the Best Business Bank program. This ongoing program is transforming the Bank's middle market business into a more diversified and efficient business that is well positioned for continued growth. Ongoing initiatives around people and system improvements will enhance front line sales and service delivery and provide infrastructure for continued expansion.

The Bank continues to grow this segment well above system growth nationally and is on track to deliver on its target of twice system growth. The Bank has a modest level of participation in private equity and syndication transactions. This is consistent with the prudent risk profile of the Bank.

2.2 Operational Update – Business Priorities (continued)

2.2.4 Wealth Management

Wealth Management comprises superannuation and wealth management administration platforms, financial planning, investment management and packaging, dealer group services, margin lending, private banking and life and general insurance.

Asgard's result represents another successful reporting period with funds under administration (FUA) growing by 21.8% to $32.9 billion from $27.0 billion at 31 March 2006. The growth was achieved across all products, generated from all the Division's internal and external dealer networks and was strongly supported by favourable market conditions. The Asgard business continues to win many industry awards for its various platform products.

Advance Funds Management grew funds under management to $8.0 billion from $7.1 billion or 12.1% compared to 31 March 2006. In line with its business model as a "manager of managers", the investment performance of these funds continues to be strong.

Margin Lending achieved strong growth in its portfolio growing total receivables by $1.2 billion or 65.2% to $3.0 billion since 31 March 2006. The business retains a 5-star Cannex rating and was awarded Money magazine's "Best Margin Loan" award.

Investments made over the last twelve months include brand development to improve awareness and positioning, the ongoing upgrading of Asgard's AdviserNET platform to enhance information and functionality delivered to advisers, and the acquisition of the HSBC margin lending portfolio.

The focus going forward is to increase and broaden all distribution channels, retain industry leading levels of customer service and retention and to deepen the relationship with banking customers through the broadening of wealth solutions and offerings.

2.2 Operational Update – Business Priorities (continued)

2.2.5 Interstate Expansion

The Bank continued its strategy of progressive expansion into its non-core geographies of Victoria, Queensland and Western Australia. Strong growth was achieved over the last twelve months:

	Residential Receivables				Middle Market			
	Mar 2007 $B	Sep 2006 $B	Mar 2006 $B	Growth (1) %	Mar 2007 $B	Sep 2006 $B	Mar 2006 $B	Growth (1) %
Victoria	8.6	8.3	7.9	9	2.4	2.2	1.9	30
Queensland	6.7	6.2	5.7	18	1.7	1.6	1.3	30
Western Australia	4.3	3.9	3.4	28	2.0	1.8	1.5	37
	19.6	18.4	17.0	16	6.1	5.6	4.7	32

(1) The above percentages are based on balances rounded to the nearest million dollars and relate to March 2007 compared to March 2006.

Further investment is planned in second half 2007 with five branches to be opened in Western Australia and four branches in Queensland. The sales force continues to be increased to support growth and the progressive roll-out of "Mortgage Connect" delivers a stronger mobile lending capability. This geographical expansion strategy has assisted the Bank in light of the slower rate of growth experienced in the New South Wales market.

St.George's strategy is focussed on growing its target high value customer segments in these interstate markets and positioning St.George as an effective alternative to the major banks.

2.2.6 Risk Management

As a result of Basel II, the Bank has introduced a broad range of enhancements to its risk management framework. The Group is continuing to roll-out these changes across business units to ensure processes are embedded within the daily operations of these business units.

The Basel II framework contains three approaches for calculating the capital requirements for credit risk, being the standardised, foundation and advanced approaches. St.George lodged its application with APRA in September 2005 applying for the advanced approach for credit risk with regard to its retail lending portfolio, and the foundation approach for credit risk with regard to its corporate lending portfolio.

The Basel II framework introduces a capital requirement for operational risk under three options being basic, standardised and advanced approaches. St.George is aiming to adopt the advanced approach for operational risk and in September 2006 lodged its application with APRA.

APRA requires banks that are planning to adopt the advanced Basel II approaches to hold regulatory capital for interest rate risk in the banking book.

For credit, operational and interest rate risk, the timing of adoption of these approaches is subject to satisfying APRA's advanced level Basel II accreditation requirements.

2.2 Operational Update – Business Priorities (continued)

2.2.7 Credit Quality

St.George's credit quality across all lending portfolios continues to remain strong, reflecting low unemployment, the high quality of the Bank's residential and business lending portfolios and the Bank's prudent credit culture and policies. A major portion of the Bank's credit portfolio is in lower risk home loans. The majority of loans comprising residential and commercial loans are well secured by land and buildings that have been conservatively valued.

St.George doesn't engage in sub prime lending. The Bank's "Low Doc" loans are prime lending.

Total provisions and reserves for loan impairment were $452 million at 31 March 2007 (31 March 2006: $369 million). This comprises a collective provision of $283 million, a specific provision of $39 million and a general reserve for credit losses of $130 million. When taken together, the after tax balance of the eligible portion of the collective provision and the balance of the general reserve for credit losses represent 0.5% of risk weighted assets. The portion of the after tax equivalent balance of the collective provision at 31 March 2007 that is eligible to meet APRA's expected future loss requirements is $153 million.

The charge for bad and doubtful debts was $93 million (30 September 2006: $79 million, 31 March 2006: $65 million) and comprises a collective provision charge of $15 million and a specific provision charge of $78 million. The general reserve for credit losses was increased by $13 million during the half year through an appropriation from profits.

Total impaired assets (net of specific provisions) were $59 million, compared to $45 million at 31 March 2006 and $52 million at 30 September 2006.

Bad and doubtful debts expense, excluding the movement in the general reserve for credit losses, as a percentage of average gross loans and receivables was 0.20% compared to 0.16% at 31 March 2006 and 0.18% at 30 September 2006. Net non-accrual loans, as a percentage of net loans and receivables was 0.06% compared to 0.05% at 31 March 2006 and 0.05% at 30 September 2006.

2.3 Operational Update - Other

2.3.1 Capital Management

The Group's Tier 1 capital adequacy ratio was 7.2% and total capital adequacy was 10.5% at 31 March 2007.

The following capital management initiatives were undertaken during the half year:

- $3.7 billion of residential loan receivables were securitised through the Crusade Securitisation Program;
- 2.3 million ordinary shares were issued under the Bank's Dividend Reinvestment Plan (DRP) raising $75 million of capital;
- 3.25 million Converting Preference Shares (CPS) were issued raising $320 million (net of issue costs) in non-innovative Tier 1 capital. For accounting purposes, the CPS are classified as debt with distributions included in interest expense.

At 31 March 2007, the Group's adjusted common equity to risk weighted assets (ACE ratio) was 4.7% (31 March 2006: 5.3%). The reduction in ACE from 5.3% at 31 March 2006 is due to the requirement to deduct capitalised software from 1 July 2006 together with certain other AIFRS adjustments such as fair valuing hybrid instruments and swaps and effective yield adjustments. APRA has granted $261 million of transitional relief in respect of these items until 31 December 2007. APRA's transitional relief cannot be included when calculating the Group's ACE ratio.

APRA has issued revised prudential standards in respect of hybrid capital instruments. The standards apply from 1 January 2008 with transitional relief available until 1 January 2010 for those banks materially affected. Under the revised standards, the existing 25% hybrid limit will be replaced by a new limit for "Residual Tier 1" capital equal to 25% of net Tier 1 capital. Residual Tier 1 capital comprises both Innovative and Non-Innovative hybrid capital. Innovative Tier 1 capital is limited to a maximum of 15% of net Tier 1 capital. At 31 March 2007, the Bank exceeded the 15% Innovative Tier 1 capital limit by 6.4% (excluding APRA's $261 million AIFRS transitional adjustment). As a result, the Bank intends to apply to APRA for transitional relief in complying with these limits.

The DRP will operate for the interim dividend with no discount and will not be underwritten.

St.George expects to maintain its total capital adequacy ratio above the 10% APRA minimum requirement at all times.

The Group's Tier 1 capital adequacy target ratio is 7% - 7.5%. The Bank plans to redeem its USD250 million Depositary Capital Securities in June 2007. Following redemption, the Group's Tier 1 capital adequacy ratio is expected to fall to around 6.7%. APRA have granted the Bank temporary relief on returning to its Tier 1 target range until 31 December 2007. This relief will enable the Bank to assess its appropriate level of capital in light of the impact of Basel II.

2.3 Operational Update – Other (continued)

2.3.2 Depositary Capital Securities (DCS)

St.George has previously disclosed to the market its dispute with the Australian Taxation Office (ATO) relating to deductions claimed by St.George for certain interest payments made by St.George under the DCS for the tax years ended 1998 to 2003. St.George commenced proceedings in the Federal Court of Australia in 2005 challenging amended assessments issued by the ATO in respect of those deductions.

The total amount in dispute last reported to the market was $137 million (after tax), comprising $102 million of primary tax and $35 million in interest and penalties. While the dispute remains ongoing, the ATO has now withdrawn its contention that the tax anti-avoidance provisions of Part IVA of the Tax Act apply to the DCS. As a result, the total amount in dispute has reduced to approximately $91 million (after tax), comprising $84 million of primary tax and $7 million of interest.

St.George maintains its position that the amounts in question were properly deductible and will continue to contest the assessments vigorously. Accordingly, St.George has not charged to its income statement any amounts due under the amended assessments. The Bank's auditors, KPMG, concur with this treatment.

2.3.3 Organisational Realignment (effective 2 April 2007)

In March 2007, the Bank announced a realignment of its organisational structure to support its longer term customer focussed strategy. A key change involved the integration of the Retail Business Division and Retail Financial Services Division into a new Retail Bank and Wealth Management Division.

A Group Technology and Operations Division has also been created that incorporates operations and information technology across the Group. The alignment of operations and information technology will ensure a fully integrated approach to processing and customer service improvements across the Group.

2.4 Future Prospects

The Australian economy has continued to grow at a steady pace over the last year, although there is still a significant difference across states. New South Wales has continued to lag the national average while in the mining states, growth has been exceptionally strong. The tightening of monetary policy continues to moderate the rate of growth in the housing sector. St.George expects the Reserve Bank to continue to adopt a measured approach to moving interest rates. Like the Australian economy, the international environment displays considerable divergence, with China and the Asian economies doing well but with the US performing less strongly. St.George expects the export sector to strengthen over the coming year as commodity export volumes increase following the surge in mining investment over the last two years.

Growth in New South Wales is expected to continue to be below the national average and St.George anticipates that the New South Wales economy will remain subdued throughout 2007. The South Australian economy has performed well and this trend is expected to continue for the remainder of 2007.

St.George is targeting home loan receivables growth of 10-12%. System growth of around 12% is expected for the year ending 30 September 2007. The Group expects to continue to achieve excellent lending growth in Victoria, Queensland and Western Australia. There will be additional investment in Queensland and Western Australia in the second half. St.George's Middle Market business is anticipated to achieve double system growth and St.George's Wealth Management business is expected to exceed system growth.

As a result of a strong first half, St.George has upgraded its 2007 year EPS growth target from 10% to 11 to 12%. Assuming a reasonably robust economic environment, the 10% target for the 2008 year is reaffirmed.

3 Financial Analysis

3.1 Group Performance Summary – Cash Basis

	Half Year		
	Mar 07 $M	Sep 06 $M	Mar 06 $M
Interest income	3,906	3,578	3,236
Interest expense	2,828	2,527	2,272
Net interest income	**1,078**	**1,051**	**964**
Non interest income	527	479	460
Total income	**1,605**	**1,530**	**1,424**
Bad and doubtful debts expense (1)	93	79	65
Operating expenses	683	666	633
Profit before income tax	**829**	**785**	**726**
Income tax expense	248	243	223
Profit after income tax	**581**	**542**	**503**
Minority interests	-	-	1
Profit after tax and minorities	**581**	**542**	**504**
Preference dividends:			
- Subordinated Adjustable Income Non-refundable Tier 1 Securities (SAINTS)	9	9	9
- Step-up Preference Shares (SPS)	4	2	-
Net cash profit (2)	**568**	**531**	**495**

(1) In addition to this charge, there is a $13 million (31 March 2006: $4 million) increase in the general reserve for credit losses which is not distributable to shareholders.

(2) Operating profit after income tax, preference dividends, minorities and before significant items and hedging and non-trading derivative fair value movements.


Cash Net Profit
$ million
580
560
540
520
500
480
460
440
448
448
495
531
568
Mar 05
Sep 05
Mar 06
Sep 06
Mar 07

3.1 Group Performance Summary – Cash Basis (continued)


Return on Average Ordinary Equity (Cash Basis)
24.00%
23.00%
22.00%
21.00%
20.00%
19.00%
18.00%
19.29%
19.80%
20.36%
20.21%
21.56%
21.24%
22.12%
21.17%
22.69%
23.03%
23.24%
Mar 02
Sep 02
Mar 03
Sep 03
Mar 04
Sep 04
Mar 05
Sep 05
Mar 06
Sep 06
Mar 07
AGAAP
AIFRS

3.1.1 Significant Items

In accordance with accounting standard AASB 101, items of income and expense which are material in quantum or nature are disclosed separately to assist in understanding the financial performance of the Group. There were no significant items during the half year.

The following significant items are contained in the Group's comparative period net profit result and are excluded from the Cash result.

	Half Year		
	Mar 07 $M	Sep 06 $M	Mar 06 $M
Significant Items Income			
(i) profit on sale of land and buildings	-	41	-
Total significant item gains	-	41	-
Significant Items expense			
(ii) intangible assets impairment	-	32	-
(iii) loss from discontinued operations	-	9	-
(iii) minority interest applicable to discontinued operations	-	(3)	-
(iv) restructure costs	-	16	-
Total significant items expense	-	54	-
Net significant items loss before tax	-	(13)	-
Income tax benefit on significant items			
(i) income tax benefit on profit on sale of land and buildings	-	(10)	-
(ii) income tax benefit on intangible assets impairment	-	(10)	-
(iv) income tax benefit on restructure costs	-	(5)	-
Total income tax benefit on significant items	-	(25)	-
Net significant items income after tax	-	12	-

March 2007 Half

There were no significant items during the period.

September 2006 Half

(i) In September 2006, St.George completed the sale and leaseback of its head office building at Kogarah. As a result of the sale, a profit of $41 million before tax ($51 million after associated tax benefit) was recognised during the half.

(ii) During the half, a $32 million ($22 million after tax) impairment was recognised on intangible assets relating to capitalised computer software. This impairment comprises software that has been developed internally where the timing of realisation of associated benefits is uncertain or the value of future benefits are not expected to be fully realised. The impairment also includes software systems that became obsolete during the half year.

(iii) As a result of intense competition in the New Zealand market, the Bank and its joint venture partner Foodstuffs agreed in August 2006 to discontinue their supermarket banking joint venture. Costs associated with the discontinuation of this business totalled $9 million before and after tax. A $3 million minority interest loss was recognised in respect of these costs, reflecting Foodstuffs' share of the loss.

(iv) A $16 million ($11 million after tax) restructure provision was recognised during the half in respect of staff redundancies.

March 2006 Half

There were no significant items during the period.

3.1.2 Net Interest Income – Cash basis

Net interest income is derived from the Group's lending activities (including securitised loans and bank acceptances), trading securities, certain available for sale investments, hedging instruments and deposits and borrowings (including certain preference share capital).

Net interest income for the half year was $1,078 million (31 March 2006: $964 million), an increase of 11.8%.

	Half Year					
	Mar 07		Sep 06		Mar 06	
	Balance $M	Rate %	Balance $M	Rate %	Balance $M	Rate %
Net interest income	1,078		1,051		964	
Average						
Interest earning assets	104,367	7.49	99,048	7.22	91,973	7.04
Interest bearing liabilities	100,522	5.63	95,379	5.30	88,945	5.11
Interest spread (1)		1.86		1.92		1.93
Interest margin (1)		2.07		2.12		2.10

(1) Annualised

The increase in net interest income was primarily due to growth in average interest earning assets of 10.7% (annualised) since 30 September 2006, offset by a 5 basis point reduction in net interest margin to 2.07%. The reduction in net interest margin is primarily due to an increased proportion of wholesale funding and competitive pricing pressures particularly on highly graded commercial loans.

The growth in average interest earning assets during the half year is due to an increase of $5.0 billion or 11.3% (annualised) in the average balance of loans and receivables. This result is driven by solid growth in the Bank's residential, consumer and commercial loan portfolios.

3.1.2 Net Interest Income – Cash basis (continued)


Change in Net Interest Margin
March 2007 half year compared to September 2006 half year
Percentage (%)
2.16
2.14
2.12
2.10
2.08
2.06
2.04
2.02
2.00
2.12
(0.02)
0.01
(0.03)
(0.01)
2.07
Sept 2006
Funding mix
Retail deposit spreads
Lending spreads - Commercial
Lending spreads - Other
Mar 2007

The net interest margin was impacted by the following factors:

(a) Funding mix

Growth in average lending balances during the half year have outstripped growth in average retail deposit balances, resulting in an increased proportion of wholesale funding.

(b) Retail deposit spreads

Retail deposit spreads have improved due to the impact of official cash interest rate increases and the focussed management of product mix.

(c) Lending spreads – Commercial

Commercial lending spreads were impacted by competitive pricing pressures and advancing larger size loans to low risk customers at finer interest spreads.

(d) Lending spreads - Other

Lending spreads on residential and consumer lending have been impacted by continued competition.

3.1.3 Non Interest Income

	Half Year		
	Mar 07 $M	Sep 06 $M	Mar 06 $M
Non Interest Income			
Trading and investment income			
- treasury	34	36	22
- mortgage insurance	22	-	12
Product fees and commissions			
- lending	70	65	60
- deposit and other accounts	113	109	99
- electronic banking	105	104	98
Managed funds fees	141	130	124
Factoring and invoice discounting income	10	10	10
Net profit on disposal of land and buildings	1	5	2
Profit on sale of businesses	-	-	4
Trust distributions	4	4	5
Rental income	3	4	4
Profit on sale of shares	8	-	10
Dividend income	3	3	3
Other income	13	9	7
Non interest income before significant items and hedging and non-trading derivatives	**527**	**479**	**460**
Add: Hedging and non-trading derivatives volatility	6	4	10
Non interest income before significant items	**533**	**483**	**470**

Trading and investment income

Trading generates net interest income and non interest income. Details are as follows:

	Half Year		
	Mar 07 $M	Sep 06 $M	Mar 06 $M
Net Interest Income			
Treasury trading	18	22	23
Mortgage insurance investment portfolio	5	5	6
Total net interest income	23	27	29
Non Interest Income			
Treasury trading	34	36	22
Mortgage insurance investment portfolio	22	-	12
Total non interest income	56	36	34
Total trading income	79	63	63

Total treasury trading income, incorporating both net interest income and non interest income, was $52 million (31 March 2006: $45 million) reflecting an increased contribution from customer generated activity. Total trading income from the mortgage insurance investment portfolio was $27 million (31 March 2006: $18 million), reflecting strong returns from equity investments. The mortgage insurance captive also derived $3 million of dividend income during the half (31 March 2006: $2 million).

3.1.3 Non Interest Income (continued)

Non trading derivatives

Non trading derivatives, under AIFRS, represent the impact of hedge ineffectiveness and the fair value movement in the Group's Depositary Capital Securities and related swaps.

The non trading derivatives gain was $6 million for the half year compared to a $10 million gain in the March 2006 half.

Product fees and commissions

Product fees and commissions income increased by 12.1% to $288 million (31 March 2006: $257 million).

Lending fees – increased by 16.7% to $70 million from $60 million in the March 2006 half. This reflects both residential and business lending balance growth and the impact of increased fees to align with market, effective from 1 July 2006 on unsecured and residential loan portfolios.

Deposits and other accounts – fees increased by 14.1% to $113 million (31 March 2006: $99 million).

Electronic banking – fees increased by 7.1% to $105 million from $98 million in the March 2006 half. This reflects increased transaction volumes and revised pricing on certain transactions and servicing fees to align with market, effective from 1 July 2006.

Managed funds fees

Fee income from managed funds increased by 13.7% to $141 million (31 March 2006: $124 million). The increase is due to strong growth of 19.2% in managed funds to $44.3 billion since 31 March 2006. This growth reflects strong net inflows of funds and continued strength of investment markets. Fee income was primarily impacted by stronger growth in lower margin products and to a lesser extent by some decline in margin.

Net profit on disposal of land and buildings

The Bank's ongoing branch sale and leaseback program generated a profit of $1 million for the half year (31 March 2006: $2 million).

Profit on sale of shares

An $8 million pre-tax profit was recognised on the sale of the Bank's equity investment in Mastercard.

Other income

Other income increased to $13 million (31 March 2006: $7 million), mainly due to concessional taxation benefits recognised during the half on qualifying computer software development expenditure.

3.1.4 Managed Funds

The Group's managed funds comprise funds under management, funds under administration and funds under advice.

Half year ended	Mar 2007 $M	Sep 2006 $M	Mar 2006 $M
Income			
Managed funds fees for the half year	141	130	124
Managed funds			
Funds under administration (Asgard)	32,934	29,040	27,037
Funds under management	8,007	7,123	7,144
Funds under advice	3,370	3,105	2,984
Total managed funds	44,311	39,268	37,165

Managed funds rose by 19.2% to $44.3 billion compared to 31 March 2006. Asgard's funds under administration rose by 21.8% to $32.9 billion compared to 31 March 2006. This growth reflects favourable equity markets, sustained investor confidence, together with expanded distribution channels and product innovation.

Funds under management grew by 12.1% to $8.0 billion which relates to Advance Funds Management, which is an established investment packaging business. Funds under advice (Financial Planning and Private Bank) grew by 12.9% to $3.4 billion.


Managed Funds
45.0
40.0
35.0
30.0
25.0
20.0
15.0
10.0
5.0
-
$ billion
160
140
120
100
80
60
40
20
-
$ million
107
116
124
130
141
20.5
7.3
23.4
9.2
27.0
10.2
29.0
10.3
32.9
11.4
Mar 05
Sep 05
Mar 06
Sep 06
Mar 07
Asgard
Other managed funds
Managed funds fees (RHS)

3.1.5 Operating Expenses - Cash basis

	Half Year		
	Mar 07 $M	Sep 06 $M	Mar 06 $M
Staff expenses			
Salaries	322	308	289
Contractors' fees	2	1	4
Superannuation	29	26	26
Payroll tax	21	19	20
Fringe benefits tax	3	4	3
Share based compensation	7	7	5
Other	13	13	13
Total staff expenses	397	378	360
Computer and equipment costs			
Depreciation	18	19	19
Amortisation - intangible assets	16	17	15
Rental on operating leases	2	3	4
Other (1)	38	36	37
Total computer and equipment costs	74	75	75
Occupancy costs			
Depreciation	13	14	15
Rental on operating leases	42	35	35
Other (2)	19	25	18
Total occupancy costs	74	74	68
Administration expenses			
Advertising and public relations	30	27	22
Consultants	7	12	9
Fees and commissions	16	10	16
Postage	10	12	9
Printing and stationery	18	20	17
Subscription and levies	5	4	5
Telephone	5	6	5
Other (3)	47	48	47
Total administration expenses	138	139	130
Operating expenses before significant items	683	666	633
Ratios - cash basis			
Operating expenses as a % of average assets (annualised)	1.25%	1.29%	1.33%
Expense to income ratio	42.6%	43.5%	44.5%

(1) Other computer and equipment costs primarily comprise software and hardware maintenance and data line communication costs.

(2) Other occupancy costs primarily comprise management fees paid for property facility management and security services.

(3) Other administration expenses primarily comprise audit and related service fees, legal services, travel costs, non-lending losses and financial charges.

3.1.5 Operating Expenses - Cash basis (continued)


Total Operating Income (Cash basis)
$ million
1,650
1,600
1,550
1,500
1,450
1,400
1,350
1,300
1,334
1,375
1,424
1,530
1,605
Mar 05
Sep 05
Mar 06
Sep 06
Mar 07


Operating Expenses (Cash basis)
$ million
900
800
700
600
500
400
300
200
100
-
620
656
633
666
683
Mar 05
Sep 05
Mar 06
Sep 06
Mar 07


Operating Expense to Income Ratio (Cash basis)
54.0%
52.0%
50.0%
48.0%
46.0%
44.0%
42.0%
52.7%
52.1%
49.2%
49.9%
48.1%
47.0%
46.5%
47.7%
44.5%
43.5%
42.6%
Mar 02
Sep 02
Mar 03
Sep 03
Mar 04
Sep 04
Mar 05
Sep 05
Mar 06
Sep 06
Mar 07
AGAAP
AIFRS

3.1.5 Operating Expenses - Cash basis (continued)

Total operating expenses

Operating expenses are classified into the broad categories of staff, computer and equipment, occupancy and administration. Total operating expenses (before significant items) were $683 million for the half year (31 March 2006: $633 million), an increase of 7.9%. Operating expenses (before significant items) increased by 2.6% compared to the September 2006 half. These results reflect tight cost control, together with continued investment in customer facing staff to deliver on the Group's strategic priorities.

Staff expenses

Staff expenses increased by $37 million or 10.3% to $397 million compared to the March 2006 half. This increase includes an average wage increase of 4%, effective 1 October 2006 and increased staff to drive the Bank's geographical expansion strategy and strong growth in Middle Market segments.

Computer and equipment costs

Computer costs decreased by $1 million or 1.3% to $74 million from $75 million in the March 2006 half. The balance of deferred expenditure at 31 March 2007 was $118 million (31 March 2006: $121 million).

Occupancy costs

Occupancy costs increased by $6 million or 8.8% to $74 million, primarily reflecting increased costs associated with the sale and leaseback of the Bank's Kogarah head office.

Administration expenses

Administration costs increased by $8 million to $138 million compared to $130 million in the March 2006 half. This increase primarily relates to additional expenditure incurred on brand advertising and product marketing campaigns in first half 2007.

3.1.6 Bad and Doubtful Debts Expense – Cash basis

	Half Year		
	Mar 07	Sep 06	Mar 06
	$M	$M	$M
Specific provisions (net of recoveries)			
Residential loans	10	7	2
Consumer loans	50	43	33
Commercial loans	18	22	14
Total	78	72	49
Collective provision	15	7	16
Bad and doubtful debts expense	93	79	65
Movement in general reserve for credit losses			
- establishment of reserve	-	-	68
- APRA AIFRS transition adjustment	-	42	-
- movement during period	13	3	4
Total movement in general reserve for credit losses	13	45	72
Bad and doubtful debts expense (annualised):			
As a percentage of average gross loans	0.20%	0.18%	0.16%
As a percentage of average risk weighted assets	0.34%	0.30%	0.26%
As a percentage of average assets	0.17%	0.15%	0.14%

The bad and doubtful debts charge was $93 million compared to $65 million in the March 2006 half and $79 million in the September 2006 half.

The specific provision charge was $78 million compared to $49 million in the March 2006 half and $72 million in the September 2006 half. The higher charge for residential loans is in line with market and is off a low base of $2 million in the March 2006 half. Overall residential loan losses are at low levels, reflecting the quality of this portfolio.

The increased charge for consumer loans in both the March 2007 half and September 2006 half reflects growth in this portfolio, consumer spending behaviour, and the adoption of an earlier timeframe for transferring loans between collective and specific provisions in the September 2006 half. Application scorecards have been revised to enhance loan quality.

The specific provision charge for commercial loans increased when compared to March 2006 due to a lower level of recoveries. The charge decreased when compared to the September 2006 half.

The collective provision charge of $15 million was relatively steady compared to $16 million in March 2006. The charge increased by $8 million compared to the September 2006 half, primarily due to seasonal movements in arrears. Arrears levels typically peak in the months following Christmas and then gradually decline.

Movements in the general reserve for credit losses are primarily due to changes in the level of the Group's risk weighted assets and also due to fluctuations in the eligible portion of the collective provision, to ensure the 0.5% provisioning benchmark is maintained. The general reserve for credit losses increased by $13 million during the half, reflecting growth in risk weighted assets.

At 31 March 2007, the Group is well provisioned with the $130 million balance of the general reserve for credit losses together with the $153 million portion of the collective provision not relating to incurred losses (after tax), representing 0.5% of risk weighted assets.

3.1.7 Income Tax Expense – Cash basis

	Half Year		
	Mar 07 $M	Sep 06 $M	Mar 06 $M
Income tax expense shown in the results differs from prima facie income tax payable on pre-tax operating profit for the following reasons:			
Cash profit before tax	829	785	726
Prima facie income tax payable calculated at 30% of operating profit	249	235	218
Add: tax effect of differences which increase tax payable			
Preference dividends classified as interest expense	6	4	7
Tax losses not recognised	-	1	1
Share based payments expense	2	2	2
(Overprovision)/Underprovision for income tax in prior period	(3)	1	2
Other	-	3	-
Less: tax effect of differences which reduce tax payable			
Non assessable income	(2)	-	-
Deduction allowable on shares issued to employees	(1)	(1)	(1)
Difference between accounting profit and assessable profit on sale of shares	-	-	(3)
Difference between accounting profit and assessable profit on sale of buildings	-	(1)	-
Rebatable dividends	(1)	(1)	(1)
Other	(2)	-	(2)
Total income tax expense	**248**	**243**	**223**
Effective tax rate %	29.9	31.0	30.7

The income tax expense for the 31 March 2007 half was $248 million (31 March 2006: $223 million) with an effective tax rate of 29.9%.

3.1.8 Segmental Results - Cash basis

Business segments are based on the Group's organisational structure. The Group comprises four business divisions, namely:

- Retail Bank (RB) – responsible for residential and consumer lending, provision of personal financial services including transaction services, call and term deposits, small business banking and financial planners. This division also manages retail branches, call centres, agency networks and electronic channels such as EFTPOS terminals, ATMs and Internet banking. The comparative period results of St.George Bank New Zealand Limited are included in this segment.
- Institutional and Business Banking (IBB) - responsible for liquidity management, securitisation, wholesale funding, capital markets, treasury market activities including foreign exchange, money market and derivatives, corporate and business relationship banking, international and trade finance banking services, leasing, hire purchase, automotive finance, commercial property lending and cash flow financing including factoring and invoice discounting.
- BankSA (BSA) – responsible for providing retail banking, business banking and private banking services to customers in South Australia and Northern Territory. These services have been extended into country New South Wales and Victoria as part of the Group's initiative to expand rural banking. Customers are serviced through branches, electronic agencies, ATMs, call centres, EFTPOS terminals and Internet banking.
- Wealth Management (WM) – responsible for providing superannuation and wealth management administration platforms, investment management and packaging, dealer group services, margin lending, financial planning, private banking services and general and life insurance.

3.1.8 Segmental Results - Cash basis (continued)

	Retail Bank $M	Institutional & Business Banking $M	Bank SA $M	Wealth Management $M	Consolidated $M
Half year ended 31 March 2007					
Net interest income	572	298	162	46	1,078
Non interest income	254	75	46	152	527
Total income	826	373	208	198	1,605
Bad and doubtful debts	73	12	7	1	93
Operating expenses	372	129	86	96	683
Total segment expenses	445	141	93	97	776
Profit before tax	381	232	115	101	829
Expense to income ratio	45.0%	34.6%	41.3%	48.5%	
Half year ended 30 September 2006					
Net interest income	559	292	159	41	1,051
Non interest income	227	71	43	138	479
Total income	786	363	202	179	1,530
Bad and doubtful debts	51	24	4	-	79
Operating expenses	362	125	85	94	666
Total segment expenses	413	149	89	94	745
Profit before tax	373	214	113	85	785
Expense to income ratio	46.1%	34.4%	42.1%	52.5%	
Half year ended 31 March 2006					
Net interest income	517	270	144	33	964
Non interest income	220	60	39	141	460
Total income	737	330	183	174	1,424
Bad and doubtful debts	54	5	5	1	65
Operating expenses	351	121	77	84	633
Total segment expenses	405	126	82	85	698
Profit before tax	332	204	101	89	726
Expense to income ratio	47.6%	36.7%	42.1%	48.3%	

3.1.8 Segmental Results - Cash basis (continued)

Retail Bank (RB)

- RB's contribution to profit before tax grew to $381 million (31 March 2006: $332 million), an increase of 14.8%.
- Net interest income increased by 10.6% to $572 million reflecting growth in home loans, retail deposits and strong growth in consumer loans.
- Non interest income increased by 15.5% to $254 million, reflecting the benefit from revised pricing on retail lending and deposit products in second half 2006. Non interest income in the March 2007 half was also impacted by the increased contribution from the Group's mortgage insurance business and the sale of the Bank's Mastercard investment.
- Operating expenses during the half year increased by 6.0% to $372 million compared to $351 million in the March 2006 half. The expense to income ratio fell to 45.0% from 47.6% in the March 2006 half. This reflects cost reductions attributable to the wind down of St.George Bank New Zealand in the September 2006 half.
- Bad and doubtful debts were $73 million compared to $54 million in the March 2006 half, reflecting growth in lending and increased provisioning primarily on unsecured personal loans and to a lesser extent on residential loans. Arrears levels on unsecured consumer loans have improved since 31 March 2006. The percentage of the Group's past 90 day due other receivables that includes unsecured consumer loans has fallen to 0.75% (31 March 2006: 0.96%).

Institutional & Business Banking (IBB)

- IBB's contribution to profit before tax was $232 million (31 March 2006: $204 million), an increase of 13.7%. IBB comprises the Middle Market segment, auto and equipment lending and financial markets. There has been strong growth in Middle Market receivables during the half year, assisted by increasing the number of relationship managers, interstate expansion and the industry leading customer satisfaction position held by St.George in this segment.
- Net interest income increased by 10.4% to $298 million, reflecting strong growth in commercial loans during the half year, partly offset by reduced lending spreads on low risk, larger size commercial loans and increased competition in the market.
- Non interest income increased by 25.0% to $75 million, reflecting growth in customer numbers, improving cross sell and increased treasury trading income. The larger component of the contribution from treasury trading income is related to customer generated activity.
- Operating expenses increased by 6.6% to $129 million compared to $121 million in the March 2006 half. The increase is due to further investment in the number of relationship managers and interstate expansion. The expense to income ratio decreased to 34.6% from 36.7% in the March 2006 half.
- Bad and doubtful debts increased to $12 million compared to $5 million in the March 2006 half due to growth in the portfolio and a lower level of bad debt recoveries.

3.1.8 Segmental Results - Cash basis (continued)

Bank SA (BSA)

- BSA's contribution to profit before tax was $115 million (31 March 2006: $101 million), an increase of 13.9%.
- Net interest income increased by 12.5% to $162 million reflecting the continued success of BSA's "local market" model that resulted in strong growth in its retail and commercial loan portfolios during the half year.
- Non interest income increased by 17.9% to $46 million reflecting the benefit from revised pricing on retail lending and deposit products in second half 2006.
- Operating expenses increased by $9 million to $86 million compared to the March 2006 half. The expense to income ratio fell to 41.3% from 42.1% in the March 2006 half.

Wealth Management (WM)

- WM's contribution to profit before tax was $101 million (31 March 2006: $89 milllion), an increase of 13.5%. Underlying growth, excluding the $8 million gain on sale of Ascalon in the March 2006 half, was 24.7%.
- Net interest income increased by 39.4% to $46 million reflecting strong growth in margin lending receivables. Contributing to the growth in margin lending was the acquisition of HSBC's $398 million portfolio in August 2006.
- Non interest income increased by 7.8% to $152 million, reflecting strong growth in managed funds. Non interest income in the March 2006 half included an $8 million gain from the sale of Ascalon. Excluding this gain, the underlying increase in non interest income was 14.3%.
- Operating expenses increased by 14.3% to $96 million from $84 million in the March 2006 half. The expense growth predominately represents the cost of additional staff required to support service delivery for the growing wealth portfolio. The expense to income ratio increased to 48.5% from 48.3% in the March 2006 half and improved from 52.5% in the September 2006 half. The March 2006 income to expense ratio was favourably impacted by the sale of Ascalon.

3.1.9 Mortgage Insurance

St.George Insurance Pte Limited (SGI), a wholly owned subsidiary of the Bank, established in Singapore, was the Bank's captive lender mortgage insurance provider since 1989. In September 2006, the mortgage insurance business was redomiciled to Australia and now operates as St.George Insurance Australia Limited (SGIA).

The outstanding balance of loans insured by the Bank's mortgage insurer as at 31 March 2007 had a total value of $31.8 billion. The latest actuarial assessment completed as at 30 September 2006 has determined that the reserves held to meet potential claims are conservative.

The mortgage insurer has a limit of liability for each policy year for loans with a loan to valuation ratio (LVR) exceeding 80% based upon the amount of loans originated in the policy year.

Up until 30 September 2003 that limit of liability was 5% of the loans advanced with the mortgage insurer retaining risk in the range of the first 0.5% to 0.78% of the limits of liability. The remaining risk is covered by the mortgage insurer's reinsurance arrangements, up to the 5% limit.

Post September 2003 to 30 September 2006 the limits of liability were 2% for St.George Bank loans that are not securitised and 5% for securitised loans. The mortgage insurer retains the risk for the first 0.765% of the limit of liability and the excess above the reinsurance threshold of 2% to 5% for those loans that are securitised.

Post 30 September 2006, the limits of liability are 1.4% for non securitised loans and 5% for securitised loans. With effect from 1 October 2006 new reinsurance arrangements were implemented in which SGIA retains the risk for the first 0.5% of the limit of liability and the excess to 1.4% is ceded to the reinsurer. Above the reinsurance threshold of 1.4% and up to 5% SGIA retains the risk for those loans that are securitised.

These new reinsurance arrangements also cover "Low Doc" loans with LVRs between 60% and 80% and "No Deposit" loans in addition to Standard loans.

During its history, the mortgage insurer has not made a claim under its reinsurance treaties.

The mortgage insurer's investment portfolio consists of equities, fixed interest securities and term deposits. Two external fund managers independently manage the portfolio, with the performance regularly monitored by the mortgage insurer and the Bank.

3.1.9 Mortgage Insurance (continued)

The mortgage insurer is not reported as a separate segment in the Group's segmental results. Its results are included within the Retail Bank and BankSA segments. Due to the significance of the mortgage insurer's operations, a summary of its financial results are disclosed in the following table:

Performance Summary – Captive Mortgage Insurance Subsidiary

		Half Year		
		31 Mar 2007 $M	30 Sep 2006 $M	31 Mar 2006 $M
Underwriting income		12	29	24
Investment portfolio income		30	10	20
Claims		(4)	(1)	-
Other expenses		(1)	(3)	(2)
Profit before tax		37	35	42
Income tax expense		(11)	(6)	(10)
Profit after tax		26	29	32
Total assets		366	340	334
Investment portfolio		355	336	334
Shareholders' equity		227	197	188
Return on - (Annualised)				
* Average Assets	%	15.80	17.38	21.60
* Average Shareholders' Equity	%	26.70	29.75	32.40
Profit before tax by source				
* Mortgage Insurance	%	18.60	72.44	51.70
* Investment Portfolio	%	81.40	27.56	48.30
Contribution to Group profit				
* before tax	$M	35	27	31
* after tax	$M	24	17	22

SGIA commenced insurance activities on 2 October 2006. The 31 March 2006 and 30 September 2006 halves relate to the activities of the previous mortgage insurer (St.George Insurance Pte Ltd).
The above ratios are calculated on the mortgage insurer's results rounded to the nearest thousand dollars.

On a stand alone basis, the mortgage insurance entity recognises premium income over the expected period of the risk. On consolidation, intercompany transactions between the mortgage insurance entity and the Bank are eliminated. Loan risk fees collected by the Bank in respect of mortgage insurance activities are regarded as fees that are integral to those loans and recognised as an adjustment to the yield of the loan. Such fees are deferred and amortised to interest income over the estimated life of the loan using the effective interest rate method.

The reduction in underwriting income in the accounts of the mortgage insurance captive is primarily due to the adoption of a more conservative premium income recognition pattern. A smaller component of the reduction in underwriting income can be attributed to changes in the quantum and mix of lending underwritten during the March 2007 half. As stated above, a different basis of income recognition is used at the Group consolidated level, which has led to a different trend in the contribution to Group profit.

3.2 Group Position Summary

As at	31 Mar 2007 $M	30 Sep 2006 $M	31 Mar 2006 $M
Assets			
Cash and liquid assets	1,188	1,081	1,128
Receivables due from other financial institutions	1,180	1,182	975
Assets at fair value through the income statement	6,043	6,192	5,726
Derivative assets	877	1,093	1,277
Available for sale investments	1,381	1,541	1,367
Loans and other receivables	85,144	81,516	77,197
Bank acceptances of customers	13,580	11,908	9,842
Property, plant and equipment	332	334	443
Intangible assets	1,305	1,291	1,282
Other assets	950	864	808
Total Assets	111,980	107,002	100,045
Liabilities			
Retail funding and other borrowings	97,152	91,648	85,341
Payables to other financial institutions	473	401	421
Bank acceptances	5,456	7,287	7,264
Derivative liabilties	2,202	1,190	1,025
Bills payable and other liabilities	1,085	1,133	1,045
Total Liabilities	106,368	101,659	95,096
Net Assets	5,612	5,343	4,949
Shareholders' Equity			
Share capital	4,467	4,376	4,171
Reserves	176	151	72
Retained profits	951	798	685
Minority interests in controlled entities	18	18	21
Total Shareholders' Equity	5,612	5,343	4,949
Shareholders' equity as a percentage of total assets	5.01%	4.99%	4.95%
Net tangible assets per ordinary share issued	$7.16	$6.73	$6.30
Number of ordinary shares issued (000's)	529,888	526,247	524,220

3.2.1 Total Assets

Total assets were $112.0 billion at 31 March 2007 (31 March 2006: $100.0 billion), an increase of 11.9% reflecting growth of 13.4% in lending assets (including bank acceptances and securitised loans) to $98.7 billion at 31 March 2007.


Total Assets
$ billion
115
110
105
100
95
90
85
80
88
92
100
107
112
Mar 05
Sep 05
Mar 06
Sep 06
Mar 07
AIFRS (excl. AASB 132 and 139)
AIFRS


Total Liabilities
$ billion
110
105
100
95
90
85
80
83
87
95
102
106
Mar 05
Sep 05
Mar 06
Sep 06
Mar 07
AIFRS (excl. AASB 132 and 139)
AIFRS


Shareholders' Equity as a Percentage of Total Assets
6.50%
6.00%
5.50%
5.00%
4.50%
5.93%
5.83%
4.95%
4.99%
5.01%
Mar 05
Sep 05
Mar 06
Sep 06
Mar 07
AIFRS (excl. AASB 132 and 139)
AIFRS

3.2.2 Lending Assets

Lending assets increased to $98.7 billion (31 March 2006: $87.0 billion), an increase of 13.4%. Annualised growth since 30 September 2006 was 11.3%.

As at	31 Mar 2007 $M	30 Sep 2006 $M	31 Mar 2006 $M
Residential			
Housing loans	25,095	24,362	25,685
Securitised housing loans	19,214	17,998	14,826
Home equity loans	21,033	20,337	19,217
Total Residential	65,342	62,697	59,728
Consumer			
Personal loans	2,688	2,573	2,507
Line of credit	1,408	1,268	1,166
Margin lending	2,984	2,572	1,806
Total Consumer	7,080	6,413	5,479
Commercial			
Commercial loans	10,070	9,806	9,427
Bank bill acceptances	13,229	11,615	9,573
Hire purchase	2,171	2,084	1,989
Leasing	461	433	422
Total Commercial	25,931	23,938	21,411
Foreign exchange cash advances	57	31	39
Structured financing	597	613	643
Gross lending assets	99,007	93,692	87,300
Collective provision	283	268	261
Net lending assets	98,724	93,424	87,039
Lending assets are comprised of:			
Net loans and receivables	85,144	81,516	77,197
Bank acceptances - commercial	13,229	11,615	9,573
Bank acceptances - margin lending	351	293	269
Net lending assets	98,724	93,424	87,039

3.2.2 Lending Assets (continued)

Residential loans increased by 9.4% to $65.3 billion from $59.7 billion as at 31 March 2006. Excluding SGBNZ, residential loans grew by 10.2% since 31 March 2006. This growth is attributable to continued investment in both the Bank's proprietary channels to improve productivity and the establishment of new distribution channels such as "Mortgage Connect", a sales force of mobile "owner operators". New initiatives and promotions such as competitive fixed rate offerings and the introduction of the new "basic home loan" have also contributed to lending growth during the half, despite weaker demand, particularly in New South Wales. Within residential loans, higher margin home equity loans increased by 9.4% to $21.0 billion since 31 March 2006.

Consumer loans increased by 29.2% to $7.1 billion (31 March 2006: $5.5 billion) due to strong growth in personal loans, margin lending and credit cards, together with the acquisition of HSBC's $398 million margin lending portfolio in August 2006. Excluding this acquisition, the consumer loan portfolio grew by 22.0%. Growth in credit cards of 20.8% was assisted by the Bank's award winning "Vertigo" low interest rate credit card launched in May 2006.

Commercial loans grew by 21.1% to $25.9 billion from $21.4 billion at 31 March 2006. Annualised growth in commercial loans since 30 September 2006 was 16.7%, despite intense competition and the slow down in the property market, particularly in New South Wales. Middle market receivables grew by 24.8% to $20.9 billion since 31 March 2006 and recorded an annualised increase of 19.2% in the March 2007 half. This strong growth is a result of interstate and industry diversification and an industry leading customer relationship model that delivers exceptional customer service. Despite the slower New South Wales property market, strong growth of 23.9% in middle market receivables was achieved in this market since 31 March 2006.

3.2.3 Impaired Assets

Total impaired assets (net of specific provisions) were $59 million at 31 March 2007 (31 March 2006: $45 million).

Net non-accruals were $59 million compared to $44 million at 31 March 2006. These balances consist of commercial loans that are secured by property, with prudent loan to valuation ratios. Overall, the quality of the commercial loan portfolio remains excellent, this increase in net non-accruals is from historically low levels.

Past 90 day due loans were $241 million compared to $204 million at 31 March 2006. The increase relates to residential property. Residential past 90 day due loans as a percentage of total residential loans (excluding securitised loans) were 0.36% compared to 0.29% at 31 March 2006. The ratio falls to 0.30% (31 March 2006: 0.24%) including securitised loans. The increase in past 90 day due residential loans is off a low base and is in line with competitors. The trend has been influenced by rising interest rates and predominantly relates to investment loans. These loans are well secured and minimal losses are expected as the properties have either low loan to valuation ratios or are mortgage insured.

Past 90 day due other receivables have improved significantly as a percentage of total other receivables to 0.75% from 0.96% at 31 March 2006.

As at	31 Mar 2007 $M	30 Sep 2006 $M	31 Mar 2006 $M
Section 1 - Non-Accrual Loans			
With provisions:			
Gross Loan Balances	87	74	70
Specific Provisions	36	34	35
Net Loan Balances	51	40	35
Without provisions:			
Gross Loan Balances	8	11	9
Total Non-accrual Loans:			
Gross Loan Balances	95	85	79
Specific Provisions	36	34	35
Net Loan Balances	59	51	44
Section 2 - Restructured Loans			
Without provisions:			
Gross Loan Balances	-	1	1
Section 3 - Assets acquired through security enforcement			
Other Real Estate Owned	-	-	-
Total impaired assets (1)	59	52	45
Section 4 - Past Due Loans (Consumer segment) (2)			
Residential loans	168	118	128
Other	73	63	76
Total	241	181	204

(1) These balances consist of commercial loans and secured residential loans where an individual provision has been raised. Unsecured lines of credit, consumer loans, credit cards and other loans with balances less than $100,000 are treated on a portfolio basis, except where a loan has been individually identified and a provision has been raised.

(2) Past due items relates to the Group's consumer lending portfolio and do not include those items already classified as being impaired. This category primarily includes loans which are in arrears for 90 or more consecutive days but which are less than $100,000.

Sales of properties since 31 March 2007 have reduced impaired assets by $6 million.

3.2.3 Impaired Assets (continued)


Non-Accrual Loans
70
60
50
40
30
20
10
0
$ million
37
51
44
51
59
0.05%
0.06%
0.05%
0.05
0.06
0.065%
0.060%
0.055%
0.050%
0.045%
Mar 05
Sep 05
Mar 06
Sep 06
Mar 07
Net non-accrual loans
Net non-accruals/net receivables (RHS)

As at	31 Mar 2007	30 Sep 2006	31 Mar 2006
Specific provision coverage for non-accruals	37.89%	40.00%	44.30%
Gross non-accruals / Net receivables	0.10%	0.09%	0.09%
Net non-accruals / Net receivables	0.06%	0.05%	0.05%

Past due items

As at	31 Mar 2007	30 Sep 2006	31 Mar 2006
Residential / Net residential receivables[1]	0.36%	0.26%	0.29%
Other / Net other receivables[2]	0.75%	0.71%	0.96%

(1) Excludes securitised loans. If securitised loans were included, the ratio would decrease to 0.30% at 31 March 2007 (31 March 2006: 0.24%).

(2) Other receivables comprise hire purchase, leasing and unsecured consumer loans.

3.2.4 Loan Impairment Provisions and General Reserve for Credit Losses

	Half Year		
	Mar 2007 $M	Sep 2006 $M	Mar 2006 $M
General provision			
Balance at the beginning of the period	-	-	219
Write-back of general provision on transition to AIFRS (1)	-	-	(219)
Balance at the end of the period	-	-	-
Collective provision			
Balance at the beginning of the period	268	261	-
Establish provision on transition to AIFRS (1)	-	-	245
Net provision movement during the period	15	7	16
Balance at the end of the period	283	268	261
Specific provision			
Balance at the beginning of the period	31	36	69
Write-back of portfolio provisions on transition to AIFRS (1)	-	-	(35)
Net provision movement during the period	78	72	49
Bad debt write offs	(70)	(77)	(47)
Balance at the end of the period	39	31	36
General reserve for credit losses (2)			
Balance at the beginning of the period	117	72	-
Establishment of reserve on transition to AIFRS (1)	-	-	68
APRA transition adjustment	-	42	-
Appropriation from profits during the period	13	3	4
Balance at the end of the period	130	117	72
Total provisions and general reserve for credit losses	452	416	369

(1) Adjusted against opening retained earnings at 1 October 2005.
(2) The general reserve for credit losses was established by an appropriation from retained earnings.

Collective and specific provisions are raised where there is objective evidence of impairment. For collective impairment, a provision is raised even where the impairment event cannot be attributed to individual exposures. The required provision is estimated on the basis of historical loss experience.

At 31 March 2007, $153 million of the after tax equivalent of the collective provision is considered to satisfy APRA's general provision definition which, when taken together with the $130 million balance of the general reserve for credit losses, represents 0.5% of risk weighted assets.

3.2.5 Retail Funding and Other Borrowings

Total retail funding and other borrowings have increased to $97.2 billion at 31 March 2007, an increase of 13.8% since 31 March 2006.

As at	31 Mar 2007 $M	30 Sep 2006 $M	31 Mar 2006 $M
Retail funding	44,824	43,091	41,772
Other deposits	10,935	6,361	7,833
Offshore borrowings	14,136	16,526	14,294
Domestic borrowings	4,260	3,999	2,802
Subordinated debt	1,760	2,032	1,764
Preference shares	708	390	395
Securitisation and asset-backed conduit funding	20,529	19,249	16,481
Total	97,152	91,648	85,341
Retail funding as a % of Total Retail Funding and Other Borrowings [1]	59.0%	59.8%	61.0%

(1) Excluding securitisation, asset-backed conduit funding and preference shares.


Retail Funding
47.0
44.0
41.0
38.0
35.0
$ billion
36.8
39.4
41.8
43.1
44.8
Mar 05
Sep 05
Mar 06
Sep 06
Mar 07
AIFRS (excl. AASB 132 and 139)
AIFRS


Other Borrowings
55.0
50.0
45.0
40.0
35.0
$ billion
36.6
37.7
43.6
48.6
52.3
Mar 05
Sep 05
Mar 06
Sep 06
Mar 07
AIFRS (excl. AASB 132 and 139)
AIFRS

3.2.5 Retail Funding and Other Borrowings (continued)


Retail Funding as a % of Total Retail Funding and Other Borrowings (1)
63.0%
62.0%
61.0%
60.0%
59.0%
58.0%
57.0%
60.4%
62.3%
61.0%
59.8%
59.0%
Mar 05
Sep 05
Mar 06
Sep 06
Mar 07
AIFRS (excl. AASB 132 and 139)
AIFRS

(1) Excludes securitisation funding, asset-backed conduit funding and preference shares.

Retail funding

Retail funding has grown by 8.5%[1] to $44.8 billion since 31 March 2006 and accounts for 59.0% of total funding and other borrowings excluding securitisation, asset-backed conduit funding and preference shares (31 March 2006: 61.0%).

As at	31 Mar 2007 $M	30 Sep 2006 $M	31 Mar 2006 $M
Transaction	15,389	15,194	14,340
Savings	475	571	550
Fixed Term	14,749	13,888	12,961
Direct Saver	7,326	6,644	6,731
Investment	6,885	6,794	7,190
Total Retail Funding	44,824	43,091	41,772

Since 31 March 2006, transaction accounts have grown 7.3% to $15.4 billion, directsaver accounts grew by 8.8% to $7.3 billion, fixed term accounts grew 13.8% to $14.7 billion, and investment accounts, which comprise the Portfolio Cash Management Account, the Powersaver Account and the Investment Cash Account were $6.9 billion compared to $7.2 billion at 31 March 2006. The Group's business deposit accounts have grown by 16.8% to $5.8 billion since 31 March 2006. Cash investment accounts of Asgard investors held with the Bank increased 27.3% to $2.6 billion from $2.0 billion at 31 March 2006.

The launch of a new suite of Freedom transaction accounts in November 2006, which complement the Group's existing broad range of deposit products, contributed to growth in retail deposits. Product pricing is consistently refined to ensure profitable growth is achieved in a highly competitive market. Strong balance sheet growth has resulted in an increase in the proportion of wholesale funding. As a result, the retail funding ratio reduced to 59.0% compared to 61.0% at 31 March 2006.

(1) Excludes St.George Bank New Zealand.

3.2.5 Retail Funding and Other Borrowings (continued)

Other borrowings

Other borrowings excluding securitisation, asset-backed conduit funding and preference shares increased to $31.1 billion from $26.7 billion at 31 March 2006. Debt issues during the half year included the following:

- In November 2006, the Bank issued $150 million of fixed rate and $450 million of floating rate transferable deposits, maturing in November 2011.
- In December 2006, the Bank issued 3.25 million Converting Preference Shares (CPS) raising $320 million (net of issue costs). The CPS qualify as Tier 1 non-innovative capital for capital adequacy purposes.
- In January 2007, the Bank issued EUR 500 million of floating rate notes, maturing in January 2010.

The Group's strategy is to diversify its funding sources to ensure it has a stable funding base without over-reliance on any individual market. Securitisation has continued to be an important source of wholesale funding for the Group with securitisation and asset-backed conduit funding increasing by $4.0 billion to $20.5 billion since 31 March 2006.

3.2.6 Shareholders' Equity

Shareholders' equity of $5,612 million represents 5.01% of total assets as at 31 March 2007. Shareholders' equity is comprised of the following items:

As at	31 Mar 2007 $M	30 Sep 2006 $M	31 Mar 2006 $M
Ordinary share capital			
- Ordinary equity	3,969	3,878	3,819
- Treasury shares	(10)	(10)	(8)
Total ordinary share capital	3,959	3,868	3,811
SAINTS	345	345	345
Step-up preference shares	148	148	-
Retained profits	951	798	685
General reserve	15	15	15
General reserve for credit losses	130	117	72
Foreign currency translation reserve	(1)	(1)	(2)
Cash flow hedge reserve	6	-	(28)
Equity compensation reserve	36	29	22
Depositors' and borrowers' redemption reserve	2	2	2
Available for sale reserve	3	4	6
Minority interests	18	18	21
Shareholders' equity	5,612	5,343	4,949

Below is a table detailing the movements in ordinary equity during the half year.

	$M	Number of shares
Balance as at 1 October 2006	3,868	526,247,360
Shares issued under various plans:		
Dividend Reinvestment Plan - 2006 final ordinary dividend	75	2,330,709
Employee Reward Share Plan	-	219,878
Executive Performance Share Plan	-	219,646
Executive Option Plan	16	869,993
Balance as at 31 March 2007	3,959	529,887,586

3.2.7 Sell Back Rights

In February 2001, St.George granted "Sell Back Rights" to its shareholders to effect an off-market buy-back of its ordinary shares. The Australian Taxation Office (ATO) subsequently issued a Class Ruling saying that shareholders who received Sell Back Rights would be liable to income tax on the market value of the Sell Back Rights. St.George disagreed with the ATO Class Ruling, and funded litigation on behalf of affected shareholders to challenge the Class Ruling.

St.George was successful before the Federal Court of Australia and, following an appeal by the ATO, was also successful before the Full Federal Court. The High Court heard a further appeal by the ATO on 14 June 2006.

The High Court handed down its decision on this matter in February 2007. It held that participating St.George shareholders should be taxed on the value of the sell-back rights granted to them in the 2001 year of income. The value of the sell-back rights ($1.89 per sell-back right) is regarded as ordinary income. This is the final decision in relation to this matter.

At the time the ATO issued its Class Ruling, St.George advised shareholders to act in accordance with the Ruling, by including the market value of the sell-back rights as assessable income in their 2001 income tax return, pending a final court decision. If shareholders followed that advice, they would not be required to do anything further as a result of the High Court's decision.

Although disappointed with the ultimate outcome of this case, St.George is pleased that it defended the interests of shareholders throughout these proceedings.

3.3 Other Financial Analysis

3.3.1 Dividends

Ordinary Shares

The Board has declared an interim dividend of 82 cents per ordinary share, an increase of 10.8% or 8 cents compared to 31 March 2006. This represents a dividend payout ratio (cash basis) of 76.6% for the half year.

100 percent of the dividend payment will be franked at 30% and will be paid on 3 July 2007. Ordinary shares will trade ex-dividend on 13 June 2007.

Registrable transfers received by St.George at its share registry[1] by 5.00 pm Sydney time on 19 June 2007 if paper based, or by end of the day on that date if transmitted electronically via CHESS, will be registered before entitlements to the dividend are determined.

Dividend Reinvestment Plan (DRP)

The DRP will operate for the interim dividend with no discount. Participation will be from a minimum of 100 ordinary shares without a cap on participation by individual shareholders. For applications under the DRP to be effective, they must be received at the Bank's Share Registry[1] by 5:00pm on 19 June 2007. DRP application forms are available from the Share Registry.

The DRP will be priced during the 10 days of trading commencing 21 June 2007. A combined DRP advice/holding statement will be despatched to DRP participants on or around 18 July 2007.

1. Computershare Investor Services Pty Ltd, Level 3, 60 Carrington Street, Sydney. Tel: 1800 804 457

3.3.1 Dividends (continued)


Ordinary Dividends
85
80
75
70
65
60
Cents per share
67
70
74
77
82
Mar 05
Sep 05
Mar 06
Sep 06
Mar 07


Cash Earnings Per Share (1)
230.0
220.0
210.0
200.0
190.0
180.0
170.0
160.0
Cents per share
173.5
172.6
189.1
202.2
214.9
Mar 05
Sep 05
Mar 06
Sep 06
Mar 07

(1) Annualised

3.3.1 Dividends (continued)

Preference Shares

The following table outlines the dividend entitlements relating to each class of Preference Share.

Period	Payment date	Amount $M	Franked
DCS (Classified as a liability)			
1 October 2006 - 31 December 2006	31 December 2006	7	No
1 January 2007 - 31 March 2007[1]	30 June 2007	7	No
		14	
SAINTS (Classified as equity)			
1 October 2006 - 19 November 2006	20 November 2006	3	100% franked at 30%
20 November 2006 - 19 February 2007	20 February 2007	5	100% franked at 30%
20 February 2007 - 31 March 2007	21 May 2007	1	100% franked at 30%
		9	
STEP-UP PREFERENCE SHARES (Classified as equity)			
1 October 2006 - 19 November 2006	20 November 2006	1	100% franked at 30%
20 November 2006 - 19 February 2007	20 February 2007	2	100% franked at 30%
20 February 2007 - 31 March 2007	21 May 2007	1	100% franked at 30%
		4	
CONVERTING PREFERENCE SHARES (Classified as a liability)			
19 December 2006 to 19 February 2007	20 February 2007	4	100% franked at 30%
20 February 2007 to 31 March 2007	21 May 2007	1	100% franked at 30%
		5	

(1) This distribution entitlement has been calculated based on the AUD/USD exchange rate at 31 March 2007.

3.3.2 Capital Adequacy

The Group has a Tier 1 capital adequacy ratio of 7.2% and a total capital ratio of 10.5% (31 March 2006: 10.4%). Capital adequacy has been calculated in accordance with APRA's AIFRS regulatory requirements that applied from 1 July 2006. In accordance with APRA's transitional arrangements, the $261 million Tier 1 regulatory capital shortfall calculated as the difference between the Group's previous AGAAP capital base at 30 June 2006 and AIFRS capital base at 1 July 2006, is subject to transitional relief until 31 December 2007.

The Tier 1 capital adequacy ratio increased during the half year primarily from the issuance of 3.25 million Converting Preference Shares in December 2006, raising $320 million in Non-Innovative Tier 1 Capital.

	AIFRS 31 Mar 2007 $M	AIFRS 30 Sep 2006 $M	AGAAP 31 Mar 2006 $M
Tier 1			
Share capital	3,959	3,868	3,802
General reserve	15	15	15
Borrowers' and depositors' redemption reserve	2	2	2
Converting Preference Shares	320	-	-
SAINTS	345	345	345
Perpetual notes	34	34	34
Step-up preference shares	148	148	-
Depositary capital securities	310	335	351
Minority interests	(16)	(16)	(13)
Asset realisation reserve	-	-	33
Other reserves	1	2	(1)
Equity compensation reserve	36	29	-
Retained earnings	951	798	685
Less: Expected dividend (1)	(354)	(344)	(252)
Capitalised expenses (2)	(313)	(295)	(181)
Goodwill and other APRA deductions	(1,579)	(1,513)	(1,362)
Add: AIFRS APRA transition adjustments (3)	261	261	-
Total Tier 1 capital	4,120	3,669	3,458
Tier 2			
Asset revaluations	24	28	55
Subordinated debt	1,583	1,835	1,626
General provision for doubtful debts	-	-	228
General reserve for credit losses/collective provision	283	265	-
Add: APRA AIFRS transition adjustment (3)	7	7	-
Total Tier 2 capital	1,897	2,135	1,909
Deductions			
Investment in non-consolidated entities net of goodwill and Tier 1 deductions	27	27	27
Other	1	1	1
Total deductions from capital	28	28	28
Total qualifying capital	**5,989**	**5,776**	**5,339**
Risk weighted assets	**57,117**	**52,982**	**50,955**
	%	**%**	**%**
Risk weighted capital adequacy ratio			
Tier 1	7.2	6.9	6.8
Tier 2	3.3	4.0	3.7
Deductions	-	(0.1)	(0.1)
Total capital ratio	10.5	10.8	10.4

(1) Net of estimated reinvestment under the dividend reinvestment plan.
(2) From 1 July 2006 also includes capitalised software costs.
(3) AIFRS transitional relief adjustments approved by APRA that apply until 31 December 2007.

3.3.2 Capital Adequacy (continued)

The Adjusted Common Equity (ACE) Ratio is 4.7% compared to 4.8% at 30 September 2006. The ratio has been calculated in accordance with Standard and Poor's methodology which does not allow APRA's $261 million transitional relief adjustment to be included in the calculation of ACE. ACE 30 September 2006 comparative figures have been amended in accordance with this approach.

As at	AIFRS March 2007 $M	AIFRS Sept 2006 $M	AGAAP March 2006 $M
Adjusted Common Equity Ratio			
Tier 1 Capital	4,120	3,869	3,458
Less: SAINTS	345	345	345
Step-up preference shares	148	148	-
Converting preference shares	320	-	-
Depositary capital securities	310	335	351
Perpetual notes	34	34	34
Investment in non-consolidated entities net of goodwill and Tier 1 deductions	27	27	27
APRA transition adjustments	261	261	-
Adjusted Common Equity	2,675	2,519	2,701
Risk Weighted Assets	57,117	52,982	50,955
Adjusted Common Equity Ratio	4.7%	4.8%	5.3%

3.3.3 Average Balances and Related Interest

Comparative period figures have all been prepared on a full AIFRS basis.

Average Balances and Related Interest For the Half Year Ended 31 March 2007	**Average Balance $M**	**Interest $M**	**Average Rate [1] %**
Interest earning assets			
Cash and liquid assets	959	23	4.80%
Receivables from other financial institutions	1,428	39	5.46%
Assets at fair value	7,270	219	6.02%
Loans and other receivables	94,710	3,625	7.65%
Total interest earning assets	104,367	3,906	7.49%
Non interest earning assets			
Bills receivable	10		
Property, plant and equipment	337		
Other assets	4,628		
Provision for doubtful debts	(315)		
Total non interest earning assets	4,660		
Total assets	109,027		
Interest bearing liabilities			
Retail funding	42,432	990	4.67%
Other deposits	15,708	519	6.61%
Payables to other financial institutions	402	10	4.98%
Domestic borrowings	12,948	431	6.66%
Offshore borrowings [2]	29,032	878	6.05%
Total interest bearing liabilities	100,522	2,828	5.63%
Non interest bearing liabilities			
Bills payable	177		
Other non interest bearing liabilities	2,930		
Total non interest bearing liabilities	3,107		
Total liabilities	103,629		
Shareholders' equity [3]	5,398		
Total liabilities and shareholders' equity	109,027		
Interest Spread [4]			1.86%
Interest Margin [5]			2.07%

(1) Annualised.
(2) Includes foreign exchange swap costs.
(3) Basic weighted average number of ordinary shares outstanding for the half year were 528.6 million.
(4) Interest spread represents the difference between the average interest rate earned on assets and the average interest rate paid on funds.
(5) Interest margin represents net interest income as a percentage of average interest earning assets.

3.3.3 Average Balances and Related Interest (continued)

Average Balances and Related Interest For the Half Year Ended 30 September 2006	Average Balance $M	Interest $M	Average Rate [1] %
Interest earning assets			
Cash and liquid assets	869	19	4.37%
Receivables from other financial institutions	1,388	35	5.04%
Assets at fair value	7,129	203	5.70%
Loans and other receivables	89,662	3,321	7.41%
Total interest earning assets	99,048	3,578	7.22%
Non interest earning assets			
Bills receivable	26		
Property, plant and equipment	422		
Other assets	4,420		
Provision for doubtful debts	(301)		
Total non interest earning assets	4,567		
Total assets	103,615		
Interest bearing liabilities			
Retail funding	41,262	919	4.45%
Other deposits	14,443	443	6.13%
Payables to other financial institutions	511	11	4.31%
Domestic borrowings	12,055	382	6.34%
Offshore borrowings [2]	27,108	772	5.70%
Total interest bearing liabilities	95,379	2,527	5.30%
Non interest bearing liabilities			
Bills payable	236		
Other non interest bearing liabilities	2,939		
Total non interest bearing liabilities	3,175		
Total liabilities	98,554		
Shareholders' equity [3]	5,061		
Total liabilities and shareholders' equity	103,615		
Interest Spread [4]			1.92%
Interest Margin [5]			2.12%

(1) Annualised.
(2) Includes foreign exchange swap costs.
(3) Basic weighted average number of ordinary shares outstanding for the half year were 525.2 million.
(4) Interest spread represents the difference between the average interest rate earned on assets and the average interest rate paid on funds.
(5) Interest margin represents net interest income as a percentage of average interest earning assets.

3.3.3 Average Balances and Related Interest (continued)

Average Balances and Related Interest For the Half Year Ended 31 March 2006	Average Balance $M	Interest $M	Average Rate (1) %
Interest earning assets			
Cash and liquid assets	898	19	4.23%
Receivables from other financial institutions	1,082	26	4.81%
Assets at fair value	6,526	177	5.42%
Loans and other receivables	83,467	3,014	7.22%
Total interest earning assets	91,973	3,236	7.04%
Non interest earning assets			
Bills receivable	2		
Property, plant and equipment	449		
Other assets	3,256		
Provision for doubtful debts	(261)		
Total non interest earning assets	3,446		
Total assets	95,419		
Interest bearing liabilities			
Retail funding	39,217	860	4.39%
Other deposits	14,956	439	5.87%
Payables to other financial institutions	379	8	4.22%
Domestic borrowings	9,693	289	5.96%
Offshore borrowings (2)	24,700	676	5.47%
Total interest bearing liabilities	88,945	2,272	5.11%
Non interest bearing liabilities			
Bills payable	160		
Other non interest bearing liabilities	1,598		
Total non interest bearing liabilities	1,758		
Total liabilities	90,703		
Shareholders' equity (3)	4,716		
Total liabilities and shareholders' equity	95,419		
Interest Spread (4)			1.93%
Interest Margin (5)			2.10%

(1) Annualised.
(2) Includes foreign exchange swap costs.
(3) Basic weighted average number of ordinary shares outstanding for the half year were 523.5 million.
(4) Interest spread represents the difference between the average interest rate earned on assets and the average interest rate paid on funds.
(5) Interest margin represents net interest income as a percentage of average interest earning assets.

3.3.4 Volume and Rate Analysis

The table below allocates changes in interest income and interest expense between changes in volume and rate for the half years ended 31 March 2007 and 30 September 2006. Volume and rate variances have been calculated on the movement in average balances and the change in the interest rates on average interest earning assets and average interest bearing liabilities.

Half year movements

	March 2007 over September 2006			September 2006 over March 2006		
	Change due to			Change due to		
	Volume $M	Rate $M	Total $M	Volume $M	Rate $M	Total $M
Interest earning assets						
Cash and liquid assets	2	2	4	(1)	1	-
Receivables due from other financial institutions	1	3	4	8	1	9
Assets at fair value	4	12	16	17	9	26
Loans and other receivables	193	111	304	229	78	307
Change in interest income	200	128	328	253	89	342
Interest bearing liabilities						
Retail funding	27	44	71	46	13	59
Other deposits	42	34	76	(16)	20	4
Payables due to other financial institutions	(3)	2	(1)	3	-	3
Domestic borrowings	30	19	49	75	18	93
Offshore borrowings	58	48	106	69	27	96
Change in interest expense	154	147	301	177	78	255
Change in net interest income	46	(19)	27	76	11	87

The increase in net interest income in the March 2007 half compared to the September 2006 half is largely driven by the growth in lending assets and is partly offset by a 5 basis point reduction in the net interest margin.

3.3.5 Derivatives

The major categories of risk managed by the Group are credit risk, market risk, liquidity risk and operational risk. The Group uses derivatives as a cost effective way of managing market risk. Derivatives incur extremely low transaction costs in comparison to the face value of the contract. Prudent management of market risk involves the use of derivatives to transfer all or part of the risk to counterparties who are willing to accept it. Derivatives therefore provide protection to income streams from volatile interest and foreign exchange rates in the financial markets.

The following table provides details of the Group's outstanding derivatives used for trading and hedging purposes.

	31 March 2007				30 September 2006				31 March 2006			
	Contract/	Fair values			Contract/	Fair values			Contract/	Fair values		
$M	Notional Amount	Assets	Liabilities	Net	Notional Amount	Assets	Liabilities	Net	Notional Amount	Assets	Liabilities	Net
Derivatives held for trading												
Futures	32,833	4	(1)	3	15,058	2	(1)	1	12,567	3	(1)	2
Forward rate agreements	20,965	2	(1)	1	57,300	10	(2)	8	32,440	1	-	1
Interest rate swaps	77,673	307	(279)	28	68,056	247	(257)	(10)	60,754	180	(124)	56
Interest rate options	715	1	(1)	-	661	1	(1)	-	370	1	-	1
Foreign exchange	15,258	183	(279)	(96)	18,131	175	(121)	54	13,990	318	(168)	150
Cross currency swaps	2,986	93	(110)	(17)	3,509	59	(43)	16	2,208	34	(45)	(11)
Foreign exchange options	2,683	10	(13)	(3)	3,573	13	(11)	2	2,706	20	(18)	2
	153,113	600	(684)	(84)	166,287	507	(436)	71	125,037	557	(356)	201
Derivatives held for cash flow hedging												
Interest rate swaps	18,716	157	(57)	100	15,657	62	(40)	22	9,907	7	(26)	(19)
	18,716	157	(57)	100	15,657	62	(40)	22	9,907	7	(26)	(19)
Derivatives held for fair value hedging												
Interest rate swaps	1,255	8	(21)	(13)	1,397	8	(20)	(12)	1,430	11	(27)	(16)
Cross currency swaps	26,613	112	(1,440)	(1,328)	27,463	516	(694)	(178)	21,481	702	(616)	86
	27,868	120	(1,461)	(1,341)	28,860	524	(714)	(190)	22,911	713	(643)	70
Total	199,697	877	(2,202)	(1,325)	210,804	1,093	(1,190)	(97)	157,855	1,277	(1,025)	252

3.3.5 Derivatives (continued)

The Group has a credit risk on derivative transactions that have a positive value (an asset). More than 95% of derivative transactions, by notional contract value, are with counterparties that are rated investment grade quality.

The St.George risk rating system has twelve levels of classification. The levels are:

Level	International Rating
A	AAA
B	AA+ to AA
C	AA-
D	A+
E	A
F	A-
G	BBB+
H	BBB
I	BBB-
J	BB+
K	BB+
L or below	BB or below

The graph below shows the percentage counterparty risk exposure on derivatives on a notional contract basis totalling $199.7 billion as at 31 March 2007 (31 March 2006: $157.9 billion).


Counterparty Credit Risk
45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
2.88%
31.42%
41.70%
4.08%
12.43%
1.54%
2.02%
1.90%
0.15%
0.12%
0.64%
1.12%
A
B
C
D
E
F
G
H
I
J
K
L or below
Risk Rating

3.3.5 Derivatives (continued)

Market Risk from Trading Activities

Market risk is the potential for losses arising from the adverse movements in the level of market factors such as foreign exchange rates, interest rates, exchange rate volatilities or interest rate volatilities.

Trading activities give rise to market risk. This risk is controlled by an overall risk management framework that incorporates a number of market risk measurements including value at risk (VaR). VaR is a statistical estimate of the potential loss that could be incurred if the Bank's trading positions were maintained for a defined period of time. A confidence level of 99% is used at St.George; this implies that for every 100 days, the loss will not exceed the VaR limit on 99 of those days. VaR is not an estimate of the maximum loss the trading activities could incur from an extreme market event.

VaR measurements are supplemented by a series of stress tests that are used to capture the possible effect of extreme events or market shocks. Additionally the market risk framework includes applying stoploss limits on all portfolios, basis point sensitivity limits, specific options limits and control of large or unusual trading activity.

St.George uses Monte Carlo simulation to calculate VaR. This model takes into account relevant market variables. It is approved by APRA for regulatory purposes and is operated within the overall framework outlined in the APRA Prudential Standards.

The following table provides a summary of VaR by total room and by trading unit for the half years ended 31 March 2007, 30 September 2006 and 31 March 2006.

Six months ended	**31 March 2007**		**30 September 2006**		**31 March 2006**	
$'000	**High**	**Average**	**High**	**Average**	**High**	**Average**
Total Room Risk	1,165	526	1,546	674	1,157	647
Domestic VaR	1,087	485	1,582	603	1,111	589
Foreign Exchange VAR	694	207	597	292	744	297

Note: the table above incorporates all options risk. VaR is calculated at a 99% confidence interval for a 1 day-holding period using end of day trading positions.

Actual and hypothetical profit and loss outcomes are monitored against VaR on a daily basis as part of the model validation process. This process includes hypothetical profit and loss, which holds the portfolio constant, thereby excluding any intraday trading activity.

4 Supplementary Information

4.1 Earnings Per Share Calculations – Cash basis

	Half Year		
	Mar 07	Sep 06	Mar 06
Weighted average number of shares			
Basic ('000)	528,644	525,168	523,451
Weighted average number of potential dilutive shares			
Options on ordinary shares ('000)	530	711	749
PRYMES ('000)	-	-	7,839
SAINTS ('000)	10,248	11,871	11,639
SPS ('000)	4,392	2,879	-
CPS ('000)	5,385	-	-
	20,555	15,461	20,227
Weighted average number of shares used in dilutive earnings per share calculation ('000)	549,199	540,629	543,678
	$M	$M	$M
Cash basis earnings used in basic earnings per share calculation	568	531	495
add: preference share distributions on potential dilutive issues			
PRYMES	-	-	8
SAINTS	9	9	9
SPS	4	2	-
CPS	5	-	-
Cash basis earnings used in dilutive earnings per share calculation	586	542	512

4.2 Branches

As at	Mar 2007	Sep 2006	Mar 2006
New South Wales	200	200	202
Australian Capital Territory	13	13	13
Queensland	23	23	21
Victoria	38	38	38
South Australia	109	109	109
Western Australia	3	3	3
Northern Territory	4	4	4
Total	390	390	390
Assets per branch - $M	287	274	257
Net Profit per branch (annualised)			
- Cash basis profit before preference dividends $ '000	2,979	2,779	2,585

Further investment in the distribution network is planned in second half 2007 with five branches to be opened in Western Australia and four branches in Queensland. The number of branches reported since March 2006 has been unchanged, the number of customer facing staff has increased. This is due to the expansion of a number of sites, including conversion of some automated banking centres to full service branches.

4.3 Staffing (full time equivalents)

	Mar 2007	Sep 2006	Mar 2006
New South Wales	4,964	4,920	4,985
Australian Capital Territory	159	146	159
Queensland	304	297	285
Victoria	407	413	430
South Australia	1,208	1,225	1,220
Western Australia	163	132	127
Northern Territory	37	39	36
	7,242	7,172	7,242
Asgard	647	618	593
Scottish Pacific	106	135	139
St.George Bank New Zealand	-	24	54
Total Permanent and Casual Staff	7,995	7,949	8,028
Assets per staff - $M	14.0	13.5	12.5
Staff per $m assets - No.	0.07	0.07	0.08
Net Profit per average staff (annualised)			
- Cash basis profit before preference dividends $'000	147	135	126
Total Group Workforce[1]	8,727	8,598	8,640

(1) The total Group workforce comprises permanent, casual and temporary staff and contractors.

4.4 Dates and Credit Ratings

Financial Calendar

Date	Event
1 May 2007	Ex-dividend trading for SAINTS, SPS and CPS dividends
7 May 2007	Record date for SAINTS, SPS and CPS dividends
21 May 2007	Payment date of SAINTS, SPS and CPS dividends
13 June 2007	Ex-dividend trading for interim ordinary share dividend
19 June 2007	Record date for interim ordinary share dividend
27 June 2007	Victorian Shareholders' Presentation
3 July 2007	Payment of interim ordinary share dividend
4 July 2007	DRP pricing period ends
18 July 2007	Mailing DRP statements
30 September 2007	Financial year end

Proposed Dates

Date	Event
31 July 2007	Ex-dividend trading for SAINTS, SPS and CPS dividends
6 August 2007	Record date for SAINTS, SPS and CPS dividends
20 August 2007	Payment date of SAINTS, SPS and CPS dividends
31 October 2007	Announcement of financial results and ordinary dividend declared
31 October 2007	Ex-dividend trading for SAINTS, SPS and CPS dividends
6 November 2007	Record date for SAINTS, SPS and CPS dividends
20 November 2007	Payment date of SAINTS, SPS and CPS dividends
28 November 2007	Ex-dividend trading for final ordinary share dividend
4 December 2007	Record date for final ordinary share dividend
18 December 2007	Payment of final ordinary share dividend
19 December 2007	Annual General Meeting
19 December 2007	DRP pricing period ends
7 January 2008	Mailing DRP statements

Credit Ratings

	Short term	Long term
Standard & Poor's	A-1	A+
Moody's	P-1	A1
Fitch Ratings	F1	A+

Further Information

Contact Details	Media	Analysts
Name:	Jeremy Griffith	Sean O'Sullivan
Position:	General Manager – Corporate Relations	Investor Relations Manager
Phone:	(02) 9236 1328	(02) 9236 3618
Mobile:	0411 259 432	0412 139 711
Fax:	(02) 9236 3740	(02) 9236 2822
Email:	griffithj@stgeorge.com.au	osullivans@stgeorge.com.au

	Page
Results for announcement to the Market	8
Income statement	71
Balance sheet	72
Statement of recognised income and expense	73
Statement of cash flows	74
Dividends	55
Dividend dates	69
Net tangible assets per security	44
Commentary on results	7

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES
CONSOLIDATED INTERIM INCOME STATEMENT
FOR THE HALF YEAR ENDED 31 MARCH 2007

	Half Year to		
	31 March 2007 $M	30 Sept 2006 $M	31 March 2006 $M
Interest income	**3,906**	3,563	3,218
Interest expense	**2,828**	2,512	2,256
Net interest income	**1,078**	1,051	962
Other income	**533**	523	471
Total operating income	**1,611**	1,574	1,433
Bad and doubtful debts expense	**93**	79	65
Operating expenses	**683**	713	628
Profit before income tax	**835**	782	740
Income tax expense	**250**	219	226
Profit after income tax and before loss of discontinued operation	**585**	563	514
Loss of discontinued operation net of tax	**-**	9	4
Net loss of discontinued operation attributable to minority interest	**-**	(3)	(2)
Minority interest in continuing operations	**-**	-	1
Net profit attributable to shareholders of the Bank	**585**	557	511
Dividends per ordinary share (cents)			
Final dividend paid	**77**	-	70
Interim dividend paid	**-**	74	-
Interim dividend proposed	**82**	-	-
Earnings per share from continuing operations			
Basic (cents)	**108.2**	105.1	96.3
Diluted (cents)	**107.4**	104.1	95.8

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES
CONSOLIDATED INTERIM BALANCE SHEET
AS AT 31 MARCH 2007

	As at		
	31 March 2007 $M	30 Sept 2006 $M	31 March 2006 $M
ASSETS			
Cash and liquid assets	**1,188**	1,081	1,128
Receivables due from other financial institutions	**1,180**	1,182	975
Assets at fair value through the income statement	**6,043**	6,192	5,726
Derivative assets	**877**	1,093	1,277
Available for sale investments	**1,381**	1,541	1,367
Loans and other receivables	**85,144**	81,516	77,197
Bank acceptances of customers	**13,580**	11,908	9,842
Investment in associated companies	**28**	28	28
Property, plant and equipment	**332**	334	443
Intangible assets	**1,305**	1,291	1,282
Deferred tax assets	**198**	193	174
Other assets	**724**	643	606
TOTAL ASSETS	**111,980**	107,002	100,045
LIABILITIES			
Deposits and other borrowings	**61,296**	54,633	53,659
Payables due to other financial institutions	**473**	401	421
Liabilities at fair value through the income statement	**386**	390	395
Derivative liabilities	**2,202**	1,190	1,025
Bank acceptances	**5,456**	7,287	7,264
Provision for dividends	**3**	3	3
Current tax liabilities	**121**	160	115
Deferred tax liabilities	**169**	172	187
Other provisions	**126**	125	105
Bonds and notes	**33,388**	34,593	29,523
Loan capital	**2,082**	2,032	1,764
Bills payable and other liabilities	**666**	673	635
TOTAL LIABILITIES	**106,368**	101,659	95,096
NET ASSETS	**5,612**	5,343	4,949
SHAREHOLDERS' EQUITY			
Share capital	**4,467**	4,376	4,171
Reserves	**176**	151	72
Retained profits	**951**	798	685
Equity attributable to shareholders of the Bank	**5,594**	5,325	4,928
Equity attributable to minority interests	**18**	18	21
Total Shareholders' Equity	**5,612**	5,343	4,949

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES
CONSOLIDATED INTERIM STATEMENT OF RECOGNISED INCOME AND EXPENSE
FOR THE HALF YEAR ENDED 31 MARCH 2007

	Half Year to		
	31 March 2007 $M	30 Sept 2006 $M	31 March 2006 $M
Foreign currency translation reserve			
Foreign exchange translation differences (net of tax)	-	1	(6)
Cash flow hedge reserve			
Gains/(losses) on cash flow hedging instruments (net of tax)			
Recognised in equity	**6**	32	(12)
Transferred to the income statement	-	(4)	3
Available for sale reserve			
Gains/(losses) on available for sale investments (net of tax)			
Recognised in equity	**(1)**	(2)	1
Net income/(expense) recognised directly in equity	**5**	27	(14)
Profit for the period	**585**	554	510
Total recognised income and expense for the period	**590**	581	496
Total recognised income and expense for the period attributable to:			
Members of the Bank	**590**	584	497
Minority interests	-	(3)	(1)
	590	581	496
Effect of change in accounting policies - Financial Instruments			
Net decrease in retained profits	-	-	(131)
Net increase in reserves	-	-	54
	590	581	419

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES
CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS
FOR THE HALF YEAR ENDED 31 MARCH 2007

	Half Year to		
	31 March 2007 $M	30 Sept 2006 $M	31 March 2006 $M
CASH FLOWS FROM OPERATING ACTIVITIES			
Interest received	3,892	3,506	3,240
Interest paid	(2,860)	(2,574)	(2,239)
Other income received	423	446	404
Operating expenses paid	(639)	(626)	(575)
Income taxes paid	(266)	(205)	(252)
Purchase of available for sale investments	(267)	(520)	(1,195)
Proceeds from sale and redemption of available for sale investments	468	353	977
Net (increase)/decrease in assets			
- Balance due from other financial institutions (not at call)	156	(417)	335
- Assets at fair value through the income statement	130	(461)	280
- Loans and other receivables	(5,370)	(6,280)	(7,052)
Net increase/(decrease) in liabilities			
- Balance due to other financial institutions (not at call)	(108)	135	-
- Deposits and other borrowings	4,878	1,053	4,462
- Bonds and notes	(24)	5,172	2,452
Net cash provided by/(used in) operating activities	413	(418)	837
CASH FLOWS FROM INVESTING ACTIVITIES			
Proceeds from disposal of controlled entity	-	-	23
Increase in investment in associated companies	-	-	(25)
Dividends received	3	3	3
Payments for shares	-	(1)	-
Restructure related payments	1	-	-
Proceeds from sale of shares	8	5	3
Proceeds from sale of businesses	-	4	-
Payments for property, plant and equipment	(36)	(31)	(28)
Proceeds from sale of property, plant and equipment	8	152	6
Net (increase)/decrease in other assets	(100)	(169)	27
Net cash (used in)/provided by investing activities	(116)	(37)	9
CASH FLOWS FROM FINANCING ACTIVITIES			
Net increase/(decrease) in liabilities			
- Other liabilities	(30)	190	(210)
- Loan capital	(199)	375	(341)
Net proceeds from the issue of perpetual notes	-	-	3
Net proceeds from the issue of Step-up Preference Shares	-	148	-
Net proceeds from the issue of Converting Preference Shares	320	-	-
Proceeds from the issue of shares	16	-	9
Buyback of shares	-	-	(300)
Issue costs	-	-	(1)
Dividends paid (excluding Dividend Re-Investment Plan)	(344)	(340)	(245)
Net purchase of Treasury shares	-	(2)	(8)
Net cash (used in)/provided by financing activities	(237)	371	(1,093)
Net increase/(decrease) in cash and cash equivalents	60	(84)	(247)
Cash and cash equivalents at the beginning of the half year	1,407	1,491	1,738
Cash and cash equivalents at the end of the half year	1,467	1,407	1,491

Compliance Statement

This preliminary interim report for the half year ended 31 March 2007 is prepared in accordance with the ASX listing rules. It should be read in conjunction with any announcements to the market made by the Bank during the half year.

The preliminary interim report has been prepared in accordance with Accounting Standards in Australia.

The financial statements of St.George have been reviewed by its auditor, KPMG.

....	....
J M Thame	G P Kelly
Chairman	Managing Director and Chief Executive Officer
1 May 2007	

st.george

To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Pages (Includes this page):	31
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**INTERIM RESULTS PRESENTATION**
Date Sent:	1 May 2007

I attach slides of a presentation to analysts by St.George Bank's Managing Director, Mrs Gail Kelly (commencing 11:30 am). The presentation is web cast live on the St.George Bank website at www.stgeorge.com.au. The slides will also be made available on the website.

Yours sincerely

Michael Bowan
General Counsel and Secretary

1

Interim Results 2007

1 May 2007

st.george

2

Agenda

Result highlights:	Gail Kelly
Financial overview:	Steve McKerihan
Strategy, business performance and outlook:	Gail Kelly

Result Highlights

Gail Kelly
Managing Director & CEO

st.george

1H07 – overview

- High quality result
- Excellent revenue growth
- All businesses performing strongly and growing
- Fresh momentum supports confidence
- Organisation aligned to deliver

FY07 target upgraded, FY08 target re-affirmed

5

Profit result

	Mar-07	Mar-06	Change %
Net profit^	$572m	$502m	13.9
Cash profit*	$568m	$495m	14.7
Earnings per share*	214.9¢	189.1¢	13.6
Return on equity*	23.2%	22.7%	
Expense to income*	42.6%	44.5%	
Dividend	82¢	74¢	10.8

^Net profit includes hedging and derivatives and significant items
*Cash basis excludes these items. EPS and ROE numbers are annualised

6

High quality earnings



$bn
2
1
0
AGAAP
Cash AIFRS
12.7%
1.6
7.9%
0.7
0.6
14.7%
Revenue
Expenses
Earnings*
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06
Mar-07

18% earnings CAGR since Mar-02

*After tax expense and preference dividends. Percentages Mar-06 to Mar-07

Growing business volumes

7



$bn
100
50
0
14.0%
98.7
8.5%
44.8
44.3
19.2%
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06
Mar-07
Lending
Retail Deposits
Managed Funds

Percentages Mar-06 to Mar-07 excluding St.George New Zealand

Strong revenue performance

8



$bn
Revenue*
12.7%
1.6
1.3
1.0
1.1
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06
Mar-07

- 4.9%^ 1H07 revenue growth
- Revenue growth benefiting from:
  - strong contributions from all business divisions
  - solid underlying growth in recurrent non-interest income

9% revenue CAGR since Mar-02

*AGAAP to Sep-04, cash AIFRS from Mar-05. ^1H07 on 2H06

Effective cost management

St.George expense to income ratio


%
55
50
45
40
52.7
AGAAP^
Cash AIFRS
42.6
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06
Mar-07

Peer group expense to income ratio*


%
70
60
50
40
66.5
64.0
51.5
45.6
45.6
44.4
44.3
42.6
Bendigo Bank
Bank of QLD
NAB
WBC
CBA
Suncorp
ANZ
St.George

^Excluding goodwill and before significant items. *Ratios as at the companies last reporting date

Maintaining excellent credit quality

Gross non-accruals/total receivables*


bps
100
50
0
Average of the 4 majors
St.George
84
23
18
10
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06
Mar-07

- Business lending credit quality remains excellent
- Unsecured consumer lending write-offs at similar levels to 2H06
- Increase in residential arrears in line with industry trends, still at very low absolute levels
- Do not participate in sub-prime lending

Bad and doubtful debts 0.20% of average total receivables^

*Sep-05 onwards includes securitisation and bill acceptances. ^Annualised

Outstanding return on equity

11



%
24
21
18
Return on equity^
23.2
19.3
AGAAP*
Cash AIFRS
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06
Mar-07

Industry leading ROE

*After preference dividends, before significant items and goodwill. ^Annualised

Strong and consistent dividend growth

12



Dividend payout
¢
85
60
35
38
42
45
50
60
62
67
70
74
77
82
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06
Mar-07



Earnings per share^
¢
250
200
150
100
122
127
141
144
160
162
174
173
189
202
215
AGAAP*
Cash AIFRS
5yr CAGR 12%
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06
Mar-07

Dividend payout 5yr CAGR 17%

*Before significant items and goodwill. ^Annualised

13

Financial Overview

Steve McKerihan
Chief Financial Officer

st.george

14

Strong operational result – 1H07 on 2H06



$m
Group NPAT performance
650
600
550
500
531
Sep-06
Non-Interest Income
48
27
Net Interest Income
Preference dividends
2
5
Income tax
BDD
14
17
Operating expenses
568
Mar-07

Cash basis

15

Tightly managed margin performance



%
2.2
2.1
2.0
1H07 on 2H06
2.12
Deposit spreads
0.01
0.02
Funding mix
Commercial spreads
0.03
0.01
Residential spreads
2.07
Sep-06
Mar-07

- Deposit margins benefiting from mix management and the rise in official interest rates
- Funding mix impacted by increase in wholesale funding
- Residential and commercial lending spreads effected by competitive intensity
- Commercial lending spreads also impacted by growth in larger size loans to highly rated customers

Margin compression in FY07 expected to be around 10bps

16

Strong momentum in non-interest income

	Mar-07 $m	Sep-06 $m	Mar-06 $m
Product fees and commissions:			
- Deposits and other accounts	113	109	99
- Lending	70	65	60
- Electronic banking	105	104	98
Managed funds	141	130	124
Treasury trading	34	36	22
Mortgage insurance investment portfolio	22	-	12
Factoring and invoice discounting	10	10	10
Sale of shares	8	-	10
Property sales	1	5	2
Other	23	20	23
Total	527	479	460

17

Factors impacting non-interest income

Product fees and commissions
- Increased by 12% since Mar-06 due to:
  - fee initiatives effective during 2H06, full run rate impact in 1H07
  - focus on building retail and business transaction account balances
  - increased transactions by retail customers
  - improved cross-sell to retail and business customers

Managed funds
- Growth driven by:
  - strong net flows into Asgard platform
  - continued strength of investment markets

Mortgage Insurance
- Contribution reflects favourable investment markets

Profit on sale of shares
- Represents gain on sale of Group's equity investment in MasterCard

Solid underlying growth in recurrent non-interest income

18

Disciplined cost management – 1H07 on 2H06



$m
Operating Expenses
700
675
650
666
Sep-06
19
Staff
Admin.
4
1
Computer & equipment
Consultants
5
683
Mar-07

Continuing to invest in people while remaining disciplined on costs

19

1H07 – sustained and growing investment

Project investment expenditure*


$m
170
85
0
Sep-03
Sep-04
Sep-05
Sep-06
Mar-07
Mar half
Sep half

1H07 completed initiatives:

- New home loan 'packaged' and 'basic' products launched Feb-07
- Redesigned Asgard client desktop interface launched Apr-07
- Redesigned internet banking platform rolled out
- Integration of HSBC margin lending book
- c.90 additional front line staff^

FY07 investment expected to exceed FY06 levels

*Includes capitalised and P&L project expenditure and excludes marketing, people and training ^Sep-06 to Mar-07

20

FY07 investment agenda

- Developing new credit cards processing system
- Re-engineering the mortgage process
- Further developing CRM capability
- Simplifying frontline processes and systems in middle market
- Further improving contact centre capabilities
- Investing in Wealth's underlying infrastructure and customer interface
- Ongoing Basel II and anti-money laundering projects
- Continuing to invest in skilling and development of retail front line staff
- Increasing number of business bankers and financial planners
- Establishing 4 new banking sites* in QLD and 5 new banking sites in WA

*Includes combined retail and business sites and all scheduled for 2H07

Bad and doubtful debts expense

	1H07 $m	2H06 $m
Specific provisions		
Residential	10	7
Consumer	50	43
Commercial	18	22
Total	78	72
Collective provision	15	7
Bad and doubtful debts expense	93	79

Residential
- Absolute levels remain low
- Impacted by lower property prices in some regions of NSW

Consumer
- Impacted by:
  - growth in underlying lending portfolios
  - deterioration in household finances
  - accelerated write-off of loans in arrears

Commercial
- Improvement in 1H07 specific provision reflects quality of portfolio

Collective Provision
- Impacted by seasonal trends
- In line with $16m charge in Mar-06

Non-accrual and past due loans

Non-accrual loans
- Net non-accrual loans $59m compared to $51m in Sep-06 and $44m in Mar-06
- Exposures well secured and prudently provisioned
- Quality of commercial loan portfolio remains excellent

Past due loans
- Residential 90 day arrears $168m compared to $128m, representing 0.36%** of the portfolio up from 0.29%*
- Houses in possession stable over past 6 months at 85, representing 0.02% of total portfolio
- Other^ 90 day arrears $73m compared to $76m, representing 0.75% of the portfolio down from 0.96%*
- Arrears impacted by deterioration in household finances and subdued NSW economy

Appropriation to general reserve
- Appropriation for 1H07 is $13m reflecting growth in risk weighted assets

*In Mar-06. ^Comprises hire purchase, leasing and unsecured consumer loans. **Excludes securitised loans, if securitised loans were included, the ratio would decrease to 0.30% as at Mar-07 and 0.24% as at Mar-06

Mortgage insurance

23

- $24m contribution in 1H07 to Group profit after tax, up from $17m in 2H06
- $30m investment income in 1H07 reflects strong investment markets
- Reduction in underwriting income is primarily due to:
  - more conservative premium income recognition pattern
  - changes in quantum and mix of lending underwritten
- Strongly capitalised with $227m of shareholder funds
- Moved operations from Singapore to Australia in Oct-06

No claims have been made under
reinsurance treaties since captive was established in 1989

Active capital management

24

1H07

- Tier 1 ratio within 7.0 – 7.5% range following $320m non innovative convertible preference share issuance in Dec-06
- $3.7bn of residential loans securitised
- $75m of capital raised through DRP*

2H07

- Depositary Capital Securities of US$250m to be redeemed in Jun-07
- Temporary reduction in tier 1 capital allowed by APRA
- Continued operation of DRP and securitisation program

*Dividend Reinvestment Plan

25

Basel II

- St.George committed to achieving advanced Basel II status
- Application for Advanced Retail Credit Risk and Foundation Corporate Credit Risk lodged in Sep-05
- Application for Advanced Operational Risk lodged in Sep-06
- Advanced Corporate Credit Risk to be addressed subsequent to initial accreditation
- Accreditation applications for Securitisation and Interest Rate Risk in the Banking Book to be submitted during 2007*
- Business benefits being delivered through enhanced risk management processes
- Program budget c.$50m, 100% expensed
- Accreditation and timing subject to APRA approval

*Subject to APRA timetable and guidelines

26

Segmental profits - all divisions contributing

	Profit before tax Mar-07 $m	Change* %	Revenue Mar-07 $m	Change* %	Cost to income ratio Mar-07 %
Retail Bank	381	15	826	12	45.0
Institutional and Business Banking	232	14	373	13	34.6
BankSA	115	14	208	14	41.3
Wealth Management	101	13	198	14	48.5
Underlying^	101	25	198	19	

*Mar-06 to Mar-07 ^Excluding $8m profit on sale of Ascalon Capital Managers in Mar-06

27

Segmental profits - all divisions contributing

Retail Bank

- 46% contribution to segmental profit
- Strong revenue growth reflects:
  - growth in home loans, deposits and consumer lending
  - increased mortgage insurance contribution

Institutional and Business Banking

- 28% contribution to segmental profit
- Strong revenue and receivables growth reflects:
  - Best Business Bank investment
  - industry leading customer advocacy and retention
  - adherence to proven relationship model

BankSA

- 14% contribution to segmental profit
- Segmental profit CAGR 14% since Mar-02

Wealth Management

- 12% contribution to segmental profit, up from 6% in Mar-02
- Increase in underlying revenue growth reflects strong growth in FUA* and margin lending

*Funds under administration

28

Strategy, Business Performance and Outlook

Gail Kelly
Managing Director & CEO

st.george

29

Strategy overview

Business priorities update

Management outlook and targets

30

Our competitive advantage

- People and culture
- Customer goodwill and advocacy
- Room to grow – geography, segments and products
- Clearly focused agenda
- Execution capability

Big enough to compete in our chosen markets,
yet small enough to remain agile, flexible, innovative and connected

Key features – 2002 to 2007

31

- Low risk organic growth strategy
- Business model shift – product to customer centric
- People strength and capability significantly enhanced
- Substantive investment in infrastructure, business tools and people
- Robust commercial disciplines and risk management frameworks in place
- Warm, friendly, team-based culture enhanced and strengthened

Consistent delivery of high quality results

Prioritised work program – 2007 and beyond

32

- Leveraging the Group's wealth platform, products and capabilities to deepen customer relationships across retail and business segments
- Enhancing the on-boarding experience for customers
- Redesigning key business processes improving service and efficiency
- Continued expansion in Victoria, Queensland and Western Australia
- Further investment and capability build within the Middle Market segment
- Refinement, extension and acceleration of the retail 'local markets' model

New organisational model supports strategic imperatives

33

Strategy overview

Business priorities update

Management outlook and targets

34

Business priorities

Home Loans	Manage volumes and mix, with objective of achieving profitable growth at or around system
Deposits	Manage volumes and margin, with objective of achieving profitable growth
Middle Market	Targeting twice system growth
Wealth management	Within top five for net funds inflow
VIC, QLD and WA	Accelerated targeted growth strategy, capturing market share in key segments
Productivity management	Rolling program of efficiency initiatives, facilitating reinvestment in revenue growth
Team	Retaining and strengthening high quality and aligned teams at every level

35

Home Loans – improving momentum

Residential receivables



$bn
70
50
30
10.2%*
65.3
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06
Mar-07

- 8.4% annualised growth 1H07
- NSW economy remains subdued
- Strong pipeline supported by:
  - launch of new 'packaged' and 'basic' products
  - momentum in proprietary and broker channels
- Broker introduced flows stable at 43%**
- Run-off rate^ stable at 15%**

Strong 2Q07 performance driving 2H07 momentum

*Percentage Mar-06 to Mar-07 excluding St.George New Zealand **1H07
^Annualised run-off rate includes contractual repayments, discharges and pre-payments

36

Home Loans - product mix

	Receivables	Settlements				
	Mar-07	1H07	FY06	FY05	FY04	FY03
	%	%	%	%	%	%
Introductory	0.9	3.4	2.8	3.6	8.0	20.4
Portfolio	30.7	27.3	29.2	29.9	34.7	34.0
Standard variable and basic	41.5	30.0	40.2	42.2	37.3	31.1
Fixed	15.9	20.4	13.3	10.4	7.8	9.6
Low doc	6.0	11.9	8.2	8.3	8.5	2.2
No deposit	4.2	6.7	5.8	4.7	2.8	2.1
Seniors access	0.8	0.3	0.5	0.9	0.9	0.6
Total	100.0	100.0	100.0	100.0	100.0	100.0

73.8% LVR for mortgages written in 1H07, 38.8% for mortgage book

Deposits – consistent, sustainable growth

37

Retail deposit balances



8.5%*
$bn
45
35
25
44.8
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06
Mar-07

- 8.0% annualised growth 1H07
- 5.4%^ increase in average transaction account balances
- 16.8%* growth in business deposits
- Improved revenue performance due to:
  - margin management
  - higher average balances
  - redesign of transaction accounts
  - introduction of suite of new flat fee, Visa debit transaction accounts
- Well positioned for cash injection from changes to super legislation

Successfully balancing growth and profitability

*Percentage Mar-06 to Mar-07 excluding St.George New Zealand ^1H07 on 2H06

Credit cards - balancing growth and risk

38

Credit card balances



20.8%*
$m
1,500
1,000
500
1,408
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06
Mar-07

- 22% annualised growth 1H07
- Premium cards^ represent 21% of portfolio, up from 8% in Mar-05
- Vertigo MasterCard launched May-06:
  - c.60k new accounts
  - >$220m in balances
  - 70% of sales to existing customers
  - higher average credit score than total portfolio
- 35% of new Vertigo MasterCard accounts are 0% balance transfers, profitable within 7 months
- Industry leading revolve and retention rate
- Credit quality remains sound and within expected ranges

24.1% of customers now hold a St.George credit card, up from 22.7% in Mar-06**

*Percentage Mar-06 to Mar-07. **Excludes customers under 18 years of age. ^Gold and Platinum card balances

Middle Market – excellent performance

Total middle market receivables


$bn
25
15
5
24.8%*
20.9
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06
Mar-07

- 19% annualised growth 1H07
- 24% annualised growth 1H07 in NSW
- Strong performance due to:
  - significant investment since launch of Best Business Bank in Sep-04
  - robust NSW performance despite subdued economy
  - consistent adherence to proven relationship model
- Impaired assets/total middle market receivables 0.18%

22% 5yr CAGR in middle market receivables

*Percentage Mar-06 to Mar-07

Middle Market – deepening customer relationships

Products per customer


#
10.0
8.5
7.0
5.5
4.0
2.5
5.8
6.4
6.5
6.7
7.2
7.3
7.7
8.0
8.2
8.4
Sep-01
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06
Mar-07
Middle market ■ IBB KARM customers*

Market share^


%
8.5
7.5
6.5
5.5
4.5
5.0
5.3
5.7
6.1
6.4
6.7
7.1
7.3
7.6
7.9
Sep-02
Mar-03
Sep-03
Apr-04
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06
Feb-07

Average borrowings per customer $5m, up 15% since Mar-06

*KARM – Key account relationship management
^Cannex derived market share. Mar-06, Sep-06 and Feb-07 exclude impact of large leveraged buy out transactions

Middle Market - leading customer advocacy

41

Relationship management*



St.George Average of four majors
%
100
75
50
25
0
82
66
71
54
90
76
Satisfaction with relationship manager
Customer satisfaction
Propensity to acquire next product

Expected churn**

- 0% of St.George customers are considering changing banks in the next 6 months
- 20% of major bank customers are considering changing

Customer advocacy*

- 54% of St.George customers would 'definitely recommend' their bank
- Only 29% of major bank customers would

'Top rated franchise by a clear margin^'

*Source: Jones Donald Customer Satisfaction Survey Sep-06
**East & Partners - Australian Commercial Transaction Banking Markets Survey Feb-07
^Source: TNS Business Finance Monitor and Merrill Lynch Business Franchise Review Apr-07

Wealth Management – an important growth business

42

Total managed funds



19.2%*
$bn
45
30
15
44.3
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06
Mar-07

- 26% annualised growth 1H07
- Wealth segmental profit CAGR 27% since Mar-02
- Cost to income 48.5%, down from 77.5% in Mar-02
- Asgard, Advance, Insurance and financial planning businesses all contributing strongly
- Additional opportunity in 2H07 and FY08 due to changes in super legislation

Aug-06 restructure has established
a stronger foundation for growth across all Wealth businesses

*Percentage Mar-06 to Mar-07

43

Asgard – outstanding performance

Funds under administration


21.8%*
$bn
35
30
25
20
15
10
32.9
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06
Mar-07

- 27% annualised growth 1H07
- Distribution team realigned around regional markets
- $16m to be invested in underlying infrastructure during FY07
- AdviserNETgain:
  - launched Apr-07
  - only fully integrated front end solution in the market for financial planners
- Industry leading levels of customer service and retention

Strong net inflows driving market share to 10%, up from 9.2%^

*Percentage Mar-06 to Mar-07 ^Source: Plan for Life Dec-05 to Dec-06 Quarterly Data System

44

Margin lending – profitable growth

Margin lending receivables


65.2%*
$bn
3.0
2.0
1.0
0.0
3.0
HSBC acquisition
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06
Mar-07

- 32% annualised growth 1H07
- 32% increase in direct contribution 1H07 on 2H06
- HSBC acquisition:
  - successfully integrated
  - portfolio continues to grow
- Cannex 5 star rating
- Credit quality remains excellent

30% 5yr CAGR in margin lending receivables

*Percentage Mar-06 to Mar-07 and includes $398m acquisition of HSBC Australia margin lending portfolio in Aug-06

45

VIC, QLD and WA - building on the opportunity

Residential and Middle Market receivables**

4yr CAGR 23%


18.4%*
$bn
30
15
0
25.7
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06
Mar-07
Residential
Middle Market

- Residential lending up 16%*
- Middle Market lending up 32%*
- Retail deposits up 21%*
- Continued measured investment in proprietary infrastructure during 2H07:
  - 4 new sites^ in QLD
  - 5 new sites^ in WA
- Growing distribution through broker channels, 'Mortgage Connect' owner operated model and trusted 3rd party partnerships

VIC, QLD and WA represents
30% of residential receivables and 29% of Middle Market receivables

*Percentages Mar-06 to Mar-07. **Includes VIC, QLD and WA. ^Includes combined retail and business sites

46

Delivering on our customer service formula

Engaged People + **Great Customer Experience** = **Superior Financial Results**

Compelling place to work

- Top quartile staff engagement score**
- Outstanding key staff retention
- Attracting significant numbers of high quality employees
- Team-based, positive, energetic culture, focused on making a difference for customers

Compelling place to bank

- Retail customer advocacy high at 45%*
- GOLD customer advocacy high at 52%*
- Middle Market customer advocacy high at 54%^
- Industry leading customer retention rates in GOLD, Middle Market and Asgard

Compelling place to invest

- Since Mar-02
  - 9% revenue CAGR
  - 12% EPS growth CAGR
  - 21% average per annum ROE
  - 17% dividend CAGR
  - 143% total shareholder return
- Consistently excellent credit quality

*Source: Jones Donald Customer Satisfaction Survey Mar-07
**The Gallup Organization Staff Survey 2006, Engagement Index Australian Top Quartile
^Source: Jones Donald Customer Satisfaction Survey Sep-06. Customers who would 'definitely recommend'

Strategy overview

Business priorities update

Management outlook and targets

Outlook

Sector outlook

- National home loan credit growth stable at around 12%
- National business lending growth to remain solid
- Markets expecting official interest rates to remain stable in the medium term
- NSW economic growth to remain subdued throughout 2007
- Competitive environment to remain intense

St.George outlook

- Home loans targeting growth at around 10-12% over the full year
- Middle market targeting twice system growth over the full year
- Deposit volumes managed with focus on profitable growth
- Wealth management net inflows to exceed system growth

On track to meet FY07 (upgraded) and FY08 EPS targets

Targets: FY07 and FY08

49

EPS growth FY07	Up from 10% to 11-12%*
EPS growth FY08	10%*
Cost to income	Manage to low end of peer group
Capital	Tier one 7.0-7.5%^
Credit quality	Maintain positive differential to majors
Customer satisfaction	Maintain positive differential to majors

*Targets exclude impact of hedging and derivatives
^Temporary reduction to 6.7% allowed by APRA pending transition to Basel II

In conclusion

50

- Core strengths of people and culture
- Focused program of investment
- Proven, low risk organic growth strategy in place and delivering
- Organisation aligned to accelerate uplift in revenue and service performance
- Strong management team with excellent track record of execution
- Strong momentum going into 2H07 and FY08

Positioned to continue to produce sustainable, high quality earnings

st.george

Appendix

Strategy overview

Organisation alignment

Management targets FY03 to FY07

Strategic framework

53

Deepen and strengthen customer relationships in chosen markets
Leverage specialist capabilities for growth
Creatively differentiate on customer service
Accelerate and empower relationship-selling
Optimise cost structure
Build team and performance culture

Caring and engaged people delivering great customer experiences, driving high levels of customer retention and advocacy

Strategy overview - Retail

54

- Trusted financial services brand
- Friendly, caring people delivering great customer experiences
- Full suite of innovative products and solutions to meet customer needs
- Building local market teams that are accessible and responsive
- Creating full service relationships with customers who stay longer, do more and refer
- Growing the business through trusted partnerships with 3rd party distribution channels
- Accelerating investment in high growth segments and geographies

Strategy overview - BankSA

55

- Growing market share from a leading position in a mature and stable market
- Largest distribution network in SA delivering consumer, business and rural banking solutions
- Ensuring management is accessible and engaged with the local community
- Adopting a rigorous and disciplined approach to sales and service
- Employing and retaining local people who care about their customers and communities

Strategy overview – Middle Market

56

- Delivering a high touch relationship management model that creates loyal customers who stay, do more and recommend
- Recruiting experienced business bankers and building skilled and stable teams
- Creating local teams that offer expertise and are responsive, accessible and flexible
- Adding value by understanding our customer businesses
- Building expertise in targeted industries
- Growing market share in all geographies

Strategy overview – Wealth Management

- Leading provider of wealth management solutions focusing on platform, packaging and distribution
- Strengthening and integrating insurance, margin lending, private banking and asset management
- Increasing and broadening distribution through:
  - IFA dealer groups
  - Securitor and internal planners
  - institutional partnerships
- Providing a fully integrated front end dealer management service
- Creating industry leading levels of customer service and retention

Organisation alignment



Managing Director & CEO Gail Kelly
Retail Bank & Wealth Management Paul Fegan
Wealth Management & CEO Asgard Geoff Lloyd*
BankSA Rob Chapman
Institutional & Business Banking Greg Bartlett
Group Strategy David Gall
Human Resources Brett Wright
Group Technology & Operations Peter Clare
General Counsel & Secretary Michael Bowan
Chief Financial Officer Steve McKerihan
Chief Risk Officer Greg Targett*

- Two new divisions created:
  - Retail Bank and Wealth Management
  - Group Technology and Operations

Organisation aligned to accelerate revenue growth, drive productivity and improve customer experiences

Structure from 2 Apr-07. *Member of the Group Executive

Management targets

	Target	Outcome
FY03 EPS growth	Nov-02: 10%	14.0%
FY04 EPS growth	Nov-03: 10-11%	13.1%
FY05 EPS growth	Nov-04: 10%	12.1%
FY06 EPS growth	Nov-05: 10% AGAAP >10% AIFRS	10.3% AGAAP 13.1% Cash AIFRS
FY07 EPS growth	Nov-06: 10% May-07: upgraded to 11-12%	
Cost to income	Sep-04: sub 50% Manage to lower end of peers	47.5% in FY04 42.6% in 1H07
Capital	Tier one 7.0-7.5%	Consistently in range*
Credit quality	Maintain positive differential to the majors	Consistently achieved
Customer satisfaction	Maintain positive differential to the average of the majors	Consistently achieved

*Temporary reductions allowed by APRA pending transition to Basel II

For further information visit

www.stgeorge.com.au

or contact

Sean O'Sullivan
Head of Investor Relations
Ph: +61 2 9236 3618
Mb: +61 412 139 711
Email: osullivans@stgeorge.com.au

st.george

St.George Bank Limited

ABN 92 055 513 070

Consolidated Interim Financial Report

for the half-year ended

31 March 2007

Directors' Report	3
Consolidated Interim Income Statement	7
Consolidated Interim Balance Sheet	8
Consolidated Interim Statement of Recognised Income and Expense	9
Consolidated Interim Statement of Cash Flows	10
Notes to the Consolidated Interim Financial Statements	
1. Summary of Significant Accounting Policies	11
Consolidated Interim Income Statement Notes	
2. Revenues	12
3. Bad and Doubtful Debts	12
4. Expenses	13
5. Dividends Provided for or Paid	14
6. Earnings per Share	14
7. Individually Significant Items	15
Consolidated Interim Balance Sheet Notes	
Asset Notes	
8. Loans and Other Receivables	16
9. Provisions for Impairment	16
Liability Note	
10. Deposits and Other Borrowings	17
Shareholders' Equity Notes	
11 Share Capital	17
12. Shareholders' Equity	18
13. Minority Interests in Controlled Entities	20
Other Notes	
14. Notes to the Consolidated Interim Statement of Cash Flows	20
15. Segmental Reporting	22
16. Contingent Liabilities	26
17. Events Subsequent to Balance Date	26
Directors' Declaration	27
Independent Review Report by External Auditors	28

The Directors of St.George Bank Limited (the Bank) submit their report on the consolidated interim financial report for the half-year ended 31 March 2007 and the auditors' review report thereon.

Directors

The names of the Directors of the Bank holding office at any time from the beginning of the half-year to the date of this report are:

Name	Period of Directorship
J M Thame - *Chairman*	Director since 1997 (appointed Chairman December 2004)
G P Kelly - *Managing Director and Chief Executive Officer*	Director since 2002
J S Curtis	Director since 1997
T J Davis	Director since 2004
R A F England	Director since 2004
P J O Hawkins	Appointed 24 April 2007
R Holliday-Smith	Appointed 27 February 2007
P D R Isherwood	Director since 1997
L B Nicholls	Director since 2002
G J Reaney	Director since 1996

Review of Operations

Unless otherwise indicated, comparative figures relate to the half-year ended 31 March 2006. There were no individually significant items during the half-year ended 31 March 2007.

Profit after tax and minority interests for the half-year ended 31 March 2007 was $585 million (31 March 2006: $511 million), an increase of 14.5%. The increase was primarily due to strong growth in total operating income driven by continued growth in residential lending and strong growth in business lending and managed funds, while focussing on cost containment.

Net Interest Income

- Net interest income for the half-year was $1,078 million (31 March 2006: $962 million), an increase of 12.1%. The increase is due to growth in average interest earning assets of 13.5% since March 2006, which is partially offset by a decline in the net interest margin to 2.07% from 2.10% in the previous corresponding period. Residential loans (net of specific provision) grew by 9.4% to $65.3 billion from $59.7 billion at 31 March 2006 while commercial lending including bank acceptances (net of specific provision) relating to commercial business grew by 21.1% to $25.9 billion during the same period.

Other Income

- Other income before significant items was $533 million (31 March 2006: $471 million). Other income accounts for 33.1% of total income (31 March 2006: 32.9%).
- Managed funds increased to $44.3 billion (31 March 2006: $37.2 billion), an increase of 19.2%.

Operating Expenses

- The expense to income ratio, before significant items from continuing operations, decreased to 42.4% (31 March 2006: 43.8%) due to prudent cost management and increased total income underpinned by growth in lending assets and managed funds.
- Operating expenses, before significant items, were $683 million (31 March 2006: $628 million), an increase of 8.8%. When compared to the September 2006 half-year, operating expenses, before significant items, increased by 2.7%, reflecting effective cost management.

Income Tax

- Income tax expense before significant items increased by $24 million to $250 million compared to the previous corresponding period.

Shareholder Returns

- Annualised return on average ordinary equity, before significant items and fair value recognition of hedging and non trading derivatives, increased to 23.24% (31 March 2006: 22.69%).
- Basic earnings per ordinary share increased to 108.2 cents (31 March 2006: 96.3 cents).
- The Board has declared an interim ordinary dividend of 82 cents per ordinary share, payable on 3 July 2007. This dividend will be fully franked at 30%.

Corporate Governance

In accordance with the Australian Stock Exchange Principles of Good Corporate Governance and Best Practice Recommendations, the Managing Director and Chief Executive Officer and the Chief Financial Officer have provided a written statement to the Board that the financial report represents a true and fair view of the Bank's financial position as at 31 March 2007 and of its performance for the six months ended on that date, in accordance with relevant accounting standards and regulations.

Lead auditor's independence declaration

The lead auditor's independence declaration required under section 307C of the Corporations Act 2001 is set out on page 6 and forms part of the Directors' report for the half-year ended 31 March 2007.

Signed in accordance with a resolution of Directors.

....	....
J M Thame	G P Kelly
Chairman	Managing Director and Chief Executive Officer

1 May 2007

KPMG

Lead Auditor's Independence Declaration under Section 307C of the Corporations Act 2001

To: the directors of St.George Bank Limited

I declare that, to the best of my knowledge and belief, in relation to the review for the half-year ended 31 March 2007 there have been:

(i) no contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the audit; and

(ii) no contraventions of any applicable code of professional conduct in relation to the review.

KPMG

P M Reid
Partner

Sydney
1 May 2007

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES
CONSOLIDATED INTERIM INCOME STATEMENT
FOR THE HALF-YEAR ENDED 31 MARCH 2007

	NOTE	Half-Year to 31 March 2007 $M	30 Sept 2006 $M	31 March 2006 $M
Interest income	2	3,906	3,563	3,218
Interest expense	4	2,828	2,512	2,256
Net interest income		1,078	1,051	962
Other income	2,7	533	523	471
Total operating income		1,611	1,574	1,433
Bad and doubtful debts expense	3	93	79	65
Operating expenses	4,7	683	713	628
Profit before income tax		835	782	740
Income tax expense	7	250	219	226
Profit after income tax and before loss of discontinued operation		585	563	514
Loss of discontinued operation net of tax		-	9	4
Net loss of discontinued operation attributable to minority interest		-	(3)	(2)
Minority interest in continuing operations		-	-	1
Net profit attributable to shareholders of the Bank		585	557	511
Dividends per ordinary share (cents)				
Final dividend paid	5	77	-	70
Interim dividend paid	5	-	74	-
Interim dividend proposed	17	82	-	-
Earnings per share from continuing operations				
Basic (cents)	6	108.2	105.1	96.3
Diluted (cents)	6	107.4	104.1	95.8

The consolidated interim income statement should be read in conjunction with the accompanying notes.

	NOTE	As at 31 March 2007 $M	30 Sept 2006 $M	31 March 2006 $M
ASSETS				
Cash and liquid assets		**1,188**	1,081	1,128
Receivables due from other financial institutions		**1,180**	1,182	975
Assets at fair value through the income statement		**6,043**	6,192	5,726
Derivative assets		**877**	1,093	1,277
Available for sale investments		**1,381**	1,541	1,367
Loans and other receivables	8	**85,144**	81,516	77,197
Bank acceptances of customers		**13,580**	11,908	9,842
Investment in associated companies		**28**	28	28
Property, plant and equipment		**332**	334	443
Intangible assets		**1,305**	1,291	1,282
Deferred tax assets		**198**	193	174
Other assets		**724**	643	606
TOTAL ASSETS		**111,980**	107,002	100,045
LIABILITIES				
Deposits and other borrowings	10	**61,296**	54,633	53,659
Payables due to other financial institutions		**473**	401	421
Liabilities at fair value through the income statement		**386**	390	395
Derivative liabilities		**2,202**	1,190	1,025
Bank acceptances		**5,456**	7,287	7,264
Provision for dividends		**3**	3	3
Current tax liabilities		**121**	160	115
Deferred tax liabilities		**169**	172	187
Other provisions		**126**	125	105
Bonds and notes		**33,388**	34,593	29,523
Loan capital		**2,082**	2,032	1,764
Bills payable and other liabilities		**666**	673	635
TOTAL LIABILITIES		**106,368**	101,659	95,096
NET ASSETS		**5,612**	5,343	4,949
SHAREHOLDERS' EQUITY				
Share capital	11,12	**4,467**	4,376	4,171
Reserves	12	**176**	151	72
Retained profits	12	**951**	798	685
Equity attributable to shareholders of the Bank		**5,594**	5,325	4,928
Equity attributable to minority interests	13	**18**	18	21
Total Shareholders' Equity		**5,612**	5,343	4,949

The consolidated interim balance sheet should be read in conjunction with the accompanying notes.

		Half-Year to		
		31 March 2007	30 Sept 2006	31 March 2006
	NOTE	$M	$M	$M
Foreign currency translation reserve				
Foreign exchange translation differences (net of tax)	12	-	1	(6)
Cash flow hedge reserve				
Gains/(losses) on cash flow hedging instruments (net of tax)	12			
Recognised in equity		6	32	(12)
Transferred to the income statement		-	(4)	3
Available for sale reserve				
Gains/(losses) on available for sale investments (net of tax)	12			
Recognised in equity		(1)	(2)	1
Net income/(expense) recognised directly in equity		5	27	(14)
Profit for the period		585	554	510
Total recognised income and expense for the period		590	581	496
Total recognised income and expense for the period attributable to:				
Members of the Bank		590	584	497
Minority interests		-	(3)	(1)
		590	581	496
Effect of change in accounting policies - Financial Instruments				
Net decrease in retained profits	12	-	-	(131)
Net increase in reserves	12	-	-	54
		590	581	419

The consolidated interim statement of recognised income and expense should be read in conjunction with the accompanying notes.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES
CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS
FOR THE HALF-YEAR ENDED 31 MARCH 2007

	NOTE	Half-Year to 31 March 2007 $M	30 Sept 2006 $M	31 March 2006 $M
CASH FLOWS FROM OPERATING ACTIVITIES				
Interest received		**3,892**	3,506	3,240
Interest paid		**(2,860)**	(2,574)	(2,239)
Other income received		**423**	446	404
Operating expenses paid		**(639)**	(626)	(575)
Income taxes paid		**(266)**	(205)	(252)
Purchase of available for sale investments		**(267)**	(520)	(1,195)
Proceeds from sale and redemption of available for sale investments		**468**	353	977
Net (increase)/decrease in assets				
- Balance due from other financial institutions (not at call)		**156**	(417)	335
- Assets at fair value through the income statement		**130**	(461)	280
- Loans and other receivables		**(5,370)**	(6,280)	(7,052)
Net increase/(decrease) in liabilities				
- Balance due to other financial institutions (not at call)		**(108)**	135	-
- Deposits and other borrowings		**4,878**	1,053	4,462
- Bonds and notes		**(24)**	5,172	2,452
Net cash provided by/(used in) operating activities	14(a)	**413**	(418)	837
CASH FLOWS FROM INVESTING ACTIVITIES				
Proceeds from disposal of controlled entity	14(b)	**-**	-	23
Increase in investment in associated companies	14(b)	**-**	-	(25)
Dividends received		**3**	3	3
Payments for shares		**-**	(1)	-
Restructure related payments		**1**	-	-
Proceeds from sale of shares		**8**	5	3
Proceeds from sale of businesses		**-**	4	-
Payments for property, plant and equipment		**(36)**	(31)	(28)
Proceeds from sale of property, plant and equipment		**8**	152	6
Net (increase)/decrease in other assets		**(100)**	(169)	27
Net cash (used in)/provided by investing activities		**(116)**	(37)	9
CASH FLOWS FROM FINANCING ACTIVITIES				
Net increase/(decrease) in liabilities				
- Other liabilities		**(30)**	190	(210)
- Loan capital		**(199)**	375	(341)
Net proceeds from the issue of perpetual notes		**-**	-	3
Net proceeds from the issue of Step-up Preference Shares		**-**	148	-
Net proceeds from the issue of Converting Preference Shares		**320**	-	-
Proceeds from the issue of shares		**16**	-	9
Buyback of shares		**-**	-	(300)
Issue costs		**-**	-	(1)
Dividends paid (excluding Dividend Re-Investment Plan)	14(d)	**(344)**	(340)	(245)
Net purchase of Treasury shares		**-**	(2)	(8)
Net cash (used in)/provided by financing activities		**(237)**	371	(1,093)
Net increase/(decrease) in cash and cash equivalents		**60**	(84)	(247)
Cash and cash equivalents at the beginning of the half-year		**1,407**	1,491	1,738
Cash and cash equivalents at the end of the half-year	14(c)	**1,467**	1,407	1,491

The consolidated interim statement of cash flows should be read in conjunction with the accompanying notes.

Note 1: Summary of Significant Accounting Policies

St.George Bank Limited (the Bank) is incorporated and domiciled in Australia. It is a company limited by shares that are publicly traded on the Australian Stock Exchange. The Bank's registered address is St.George House, 4-16 Montgomery Street, Kogarah, NSW, 2217, Australia.

The consolidated interim financial report of the Bank for the six months ended 31 March 2007 comprises the Bank and its controlled entities (the Group) and the Group's interest in associates.

The consolidated interim financial report was authorised for issue by the Directors on 1 May 2007.

(a) Statement of compliance

The consolidated interim financial report is a general purpose financial report which has been prepared in accordance with the requirements of AASB 134: Interim Financial Reporting and the Corporations Act 2001.

The consolidated interim financial report does not include all of the information required for a full annual financial report and therefore cannot be expected to provide as full an understanding of the financial position and financial performance of the Group as that given by the annual financial report.

The interim financial report is to be read in conjunction with the 30 September 2006 Full Financial Report of the Group. This report must also be read in conjunction with any public announcements made by the Bank during the half-year in accordance with continuous disclosure obligations arising under the Corporations Act 2001.

The consolidated interim financial report complies with current International Financial Reporting Standards (IFRS).

(b) Basis of preparation

For the purpose of this financial report, the half-year has been treated as a discrete reporting period. The financial report is presented in Australian dollars.

The accounting policies used as the basis for the preparation of this half-year financial report are the same as those applied in the 30 September 2006 Full Financial Report. The financial report is presented in Australian dollars.

The Bank is a company of the kind referred to in ASIC Class Order 98/100 dated 10 July 1998 (as amended by ASIC Class Order 04/667) and in accordance with the Class Order, amounts in the financial report and Directors' Report have been rounded off to the nearest million dollars, unless otherwise stated.

(c) Comparative figures

Where necessary, comparative figures have been adjusted to conform with changes in the presentation of the financial statements.

Note 2: Revenues

	Half-Year to		
	31 March 2007 $M	30 Sept 2006 $M	31 March 2006 $M
Interest Income	3,906	3,563	3,218
Other Income			
Net trading and investment income[(a)]	56	35	35
Non trading derivatives[(b)]	6	4	10
Product fees and commissions			
- Lending	70	65	60
- Deposit and other accounts	113	109	99
- Electronic banking	105	104	98
Managed funds fees	141	130	124
Dividend income	3	3	3
Net gain on sale of land and buildings	1	46	2
Profit on disposal of business	-	-	4
Profit on disposal of shares	8	-	10
Factoring and invoice discounting income	10	10	10
Rental income	3	4	4
Trust distributions	4	4	5
Other	13	9	7
Total other income	533	523	471
Total revenue from ordinary activities	4,439	4,086	3,689

(a) Comprises all gains and losses from changes in the fair value of financial assets and derivatives held for trading.

(b) Comprises all gains and losses from changes in the fair value of financial assets and financial liabilities designated at fair value through the income statement, the impact of hedge ineffectiveness recognised in the income statement and changes in the fair value of non-trading derivatives.

Note 3: Bad and Doubtful Debts

	Half-Year to		
	31 March 2007 $M	30 Sept 2006 $M	31 March 2006 $M
Charge to collective provision for credit losses	15	7	16
Charge to specific provision for credit losses	78	72	49
Total bad and doubtful debts expense	93	79	65

Note 4: Expenses

	Half-Year to		
	31 March 2007 $M	30 Sept 2006 $M	31 March 2006 $M
Interest Expense	2,828	2,512	2,256
Operating expenses			
Employment expenses			
Salaries and wages	322	307	287
Contractors' fees	2	1	4
Superannuation contributions	29	26	26
Payroll tax	21	19	20
Fringe benefits tax	3	4	3
Share based compensation	7	7	5
Other	13	29	13
	397	393	358
Non-salary technology expenses			
Depreciation: computer equipment	18	19	19
Amortisation of intangible assets	16	17	15
Impairment of intangible assets	-	32	-
Rental expense on operating leases	2	3	4
Other	38	36	36
	74	107	74
Occupancy expenses			
Depreciation: furniture, fittings and leasehold improvements	13	14	15
Rental expense on operating leases	42	35	35
Other	19	25	18
	74	74	68
Administration and other expenses			
Advertising and public relations	30	27	21
Consultants	7	12	9
Fees and commissions	16	10	16
Postage	10	12	9
Printing and stationery	18	20	17
Subscriptions and levies	5	4	5
Telephone	5	6	5
Other	47	48	46
	138	139	128
Total operating expenses	683	713	628
Total expenses from ordinary activities	3,511	3,225	2,884

Note 5: Dividends Provided for or Paid

	Half-Year to		
	31 March 2007 $M	30 Sept 2006 $M	31 March 2006 $M
Ordinary dividends			
2005 Final dividend (fully franked - 70 cents)	-	-	364
2006 Interim dividend (fully franked - 74 cents)	-	388	-
2006 Final dividend (fully franked - 77 cents)	406	-	-
	406	388	364
Other dividends			
Subordinated Adjustable Income Non-refundable Tier 1 Securities	9	9	9
Step-up Preference Shares	4	2	-
	13	11	9
Total dividends	419	399	373

Dividend franking account

It is anticipated that the balance of the consolidated franking account will be $595 million (31 March 2006: $503 million) after adjusting for:

(i) franking credits that will arise from the payment of income tax payable as at the end of the half-year;
(ii) franking debits that will arise from the payment of dividends recognised as a liability;
(iii) franking credits that will arise from the receipt of dividends recognised as receivables at the reporting date; and
(iv) franking credits that the Group may be prevented from distributing in the subsequent half-year.

After also allowing for the 31 March 2007 interim ordinary dividend, the consolidated franking account will be $409 million (31 March 2006: $337 million).

Note 6: Earnings per Share

		Half-Year to		
		31 March 2007	30 Sept 2006	31 March 2006
Basic earnings per share				
From continuing operations	(Cents)	108.2	105.1	96.3
From discontinued operations	(Cents)	-	(1.1)	(0.4)
Diluted earnings per share				
From continuing operations	(Cents)	107.4	104.1	95.8
From discontinued operations	(Cents)	-	(1.1)	(0.4)

Note 7: Individually Significant Items

	Half-Year to		
	31 March 2007 $M	30 Sept 2006 $M	31 March 2006 $M
Non interest income			
Non interest income before significant items	533	482	471
Significant items			
(i) Profit on sale of land and buildings	-	41	-
Total non interest income	533	523	471
Operating expenses			
Operating expenses before significant items	683	665	628
Significant items			
(ii) Intangible assets impairment	-	32	-
(iii) Restructure costs	-	16	-
	-	48	-
Total operating expenses	683	713	628
Income tax expense			
Income tax expense before significant items	250	244	226
Significant items			
(i) Income tax benefit on profit on sale of land and buildings	-	(10)	-
(ii) Income tax benefit on intangible assets impairment	-	(10)	-
(iii) Income tax benefit on restructure costs	-	(5)	-
	-	(25)	-
Total income tax expense	250	219	226
Discontinued operation			
(iv) Exit costs associated with discontinued operation	-	9	-
(iv) Minority interest applicable to discontinued operation	-	(3)	-
	-	6	-
Summary of significant items			
Pre-tax loss from significant items	-	(7)	-
Less: Tax benefit attributable to significant items	-	25	-
Less: Net loss of discontinued operation	-	(6)	-
Net impact from significant items	-	12	-

March 2007 Half Year

There were no significant items during the half-year.

September 2006 Half Year

(i) In September 2006, the Group completed the sale and leaseback of its head office building in Kogarah. As a result of the sale, the Group recognised a profit of $41 million before tax ($51 million after associated tax benefit).

(ii) The Bank recognised a $32 million ($22 million after tax) impairment on intangible assets relating to capitalised computer software. This impairment comprises software that has been developed internally, where the timing of realisation of associated benefits is uncertain or the value of future benefits are not expected to be fully realised. The impairment also includes software systems that became obsolete during the half year.

(iii) A restructure provision of $16 million was raised in respect of staff redundancies.

(iv) As a result of intense competition in the New Zealand market, the Bank and its joint venture partner, Foodstuffs, agreed in August 2006 to discontinue their supermarket banking joint venture. Costs associated with the discontinuation of this business totalled $9 million before and after tax. A $3 million minority interest loss was recognised in respect of these costs, reflecting Foodstuff's share of the loss.

March 2006 Half Year

There were no significant items during the half-year.

Note 8: Loans and Other Receivables

	As at		
	31 March 2007 $M	30 Sept 2006 $M	31 March 2006 $M
Housing loans	**65,359**	62,709	59,735
Commercial loans	**10,090**	9,824	9,451
Personal loans	**5,321**	4,851	4,044
Lease and commercial hire purchase	**2,633**	2,519	2,416
Structured investments	**106**	114	143
Structured investments (1)	**491**	499	500
Credit card receivables	**1,409**	1,268	1,166
Other	**57**	31	39
	85,466	81,815	77,494
Less: provisions for impairment (refer note 9)			
Specific provision for doubtful debts	**39**	31	36
Collective provision for doubtful debts	**283**	268	261
Net loans and other receivables	**85,144**	81,516	77,197

(1) With the exception of these loans, which are fair value through the income statement, all other loans and receivables are held at amortised cost.

Note 9: Provisions for Impairment

	As at		
	31 March 2007 $M	30 Sept 2006 $M	31 March 2006 $M
Specific provision			
Opening balance	**31**	36	69
Write-back of portfolio provisions on transition to AIFRS (1)	**-**	-	(35)
Charge for the period	**78**	72	49
Recoveries	**9**	9	7
Bad debt write-offs	**(79)**	(86)	(54)
Closing Balance	**39**	31	36
Collective provision			
Opening Balance	**268**	261	-
Establishment of provision on transition to AIFRS (1)	**-**	-	245
Net provision movement during the period	**15**	7	16
Closing Balance	**283**	268	261

(1) Adjusted against opening retained earnings at 1 October 2005.

Note 10: Deposits and Other Borrowings

	As at		
	31 March 2007 $M	30 Sept 2006 $M	31 March 2006 $M
Certificates of deposit	**15,885**	11,110	10,873
Term and other deposits	**43,933**	42,284	41,417
Secured borrowings	**1,468**	1,226	1,361
Unsecured borrowings	**10**	13	8
	61,296	54,633	53,659

Note 11: Share Capital

	As at			As at		
	31 March 2007 $M	30 Sept 2006 $M	31 March 2006 $M	31 March 2007 No. Shares	30 Sept 2006 No. Shares	31 March 2006 No. Shares
Capital						
Fully paid ordinary shares	**3,969**	3,878	3,819	**530,218,799**	526,578,573	524,529,712
Treasury shares	**(10)**	(10)	(8)	**(331,213)**	(331,213)	(309,973)
Fully paid SAINTS	**345**	345	345	**3,500,000**	3,500,000	3,500,000
Fully paid SPS	**148**	148	-	**1,500,000**	1,500,000	-
General Reserve	**15**	15	15	**-**	-	-
	4,467	4,376	4,171			
Issued and Uncalled Capital						
Borrowers' shares - unpaid (1)	**-**	-	-	**3,079**	3,382	3,738
Depositors' shares - unpaid (1)	**-**	-	-	**227,698**	236,981	248,452
	-	-	-			

(1) These shares were originally issued to borrowers and depositors when St.George was a building society to enable them to open a loan or deposit account. Borrowers and depositors shareholders have certain rights as set out in the Constitution, including the right to vote on issues that affect their rights, and have certain obligations on a winding up.

Note 12: Shareholders' Equity

	As at		
	31 March 2007 $M	30 Sept 2006 $M	31 March 2006 $M
Equity reconciliations			
Ordinary share capital			
Opening balance	**3,868**	3,811	3,454
Buy back	**-**	-	(77)
PRYMES conversion	**-**	-	307
Dividend reinvestment plan	**75**	59	127
Employee share ownership schemes	**16**	-	9
Purchase of treasury shares [1]	**-**	(2)	(8)
Share issue costs	**-**	-	(1)
Closing balance	**3,959**	3,868	3,811
Preference share capital			
Opening balance	**493**	345	636
AIFRS transition adjustments [2]	**-**	-	(291)
Issue of Step-up Preference Shares	**-**	148	-
Closing balance	**493**	493	345
General reserve	**15**	15	15
Total share capital	**4,467**	4,376	4,171
Retained profits			
Opening balance	**798**	685	906
AIFRS transition adjustments	**-**	-	(131)
Restated opening balance	**798**	685	775
Operating profit attributable to members of the Bank	**585**	557	511
Total available for appropriation	**1,383**	1,242	1,286
Transfer to general reserve for credit losses	**(13)**	(45)	(4)
Buy back	**-**	-	(224)
Interim dividend - cash component	**-**	(329)	-
Interim dividend - dividend reinvestment plan	**-**	(59)	-
Final dividend - cash component	**(331)**	-	(237)
Final dividend - dividend reinvestment plan	**(75)**	-	(127)
Other dividends	**(13)**	(11)	(9)
Closing balance	**951**	798	685

(1) Relates to movements in treasury shares held within the employee share scheme trust.
(2) Reclassification of PRYMES instruments from equity to liabilities from 1 October 2005.

Note 12: Shareholders' Equity (continued)

	As at		
	31 March 2007 $M	30 Sept 2006 $M	31 March 2006 $M
Reserves			
Depositors' and borrowers' redemption reserve			
Opening balance	2	2	2
Closing balance	2	2	2
Foreign currency translation reserve			
Opening balance	(1)	(2)	4
Currency translation differences	-	1	(6)
Closing balance	(1)	(1)	(2)
Cash flow hedge reserve			
Opening balance	-	(28)	-
AIFRS transition adjustments (1)	-	-	(19)
Restated opening balance	-	(28)	(19)
Gains/(losses) on cash flow hedging instruments (net of tax)			
Recognised in equity	6	32	(12)
Transferred to the income statement	-	(4)	3
Closing balance	6	-	(28)
Equity compensation reserve			
Opening balance	29	22	17
Current period movement	7	7	5
Closing balance	36	29	22
Available for sale reserve			
Opening balance	4	6	-
AIFRS transition adjustments (2)	-	-	5
Restated opening balance	4	6	5
Gains/(losses) on available for sale investments (net of tax)			
Recognised in equity	(1)	(2)	1
Closing balance	3	4	6
General reserve for credit losses (3)			
Opening balance	117	72	-
AIFRS transition adjustments (4)	-	-	68
Restated opening balance	117	72	68
APRA's transition adjustment	-	42	-
Appropriation from retained profits	13	3	4
Closing balance	130	117	72
Total reserves	176	151	72

(1) Initial recognition of the cash flow hedge reserve (net of tax) upon AIFRS transition on 1 October 2005.
(2) Initial recognition of the available for sale reserve (net of tax) on 1 October 2005.
(3) The after tax equivalent of the eligible portion of the collective provision and the balance of the general reserve for credit losses represent 0.5% of risk weighted assets.
(4) Initial recognition of the general reserve for credit losses on 1 October 2005.

Note 13: Minority Interests in Controlled Entities

	As at		
	31 March 2007 $M	30 Sept 2006 $M	31 March 2006 $M
Share capital	2	2	2
Perpetual notes	34	34	34
Accumulated losses	(18)	(18)	(15)
	18	18	21

Note 14: Notes to the Consolidated Interim Statement of Cash Flows

a. Reconciliation of net profit to net cash provided by/(used in) operating activities

	Half-Year to		
	31 March 2007 $M	30 Sept 2006 $M	31 March 2006 $M
Net profit attributable to shareholders of the Bank	585	557	511
Net profit on sale of property, plant and equipment	(1)	(46)	(2)
Net profit on sale of shares	(8)	-	(10)
Net profit on sale of business	-	-	(4)
Treasury trading profit	(56)	(35)	(35)
Non-trading derivatives movement	(6)	(4)	(10)
Bad and doubtful debts expense	93	79	65
Share based compensation	7	7	5
Depreciation	31	33	34
Amortisation of deferred expenditure	16	17	15
Impairment of deferred expenditure and computer equipment	-	32	-
(Increase)/decrease in assets			
- interest receivable	(15)	(30)	(5)
- other income receivable	(16)	9	3
- dividends receivable	-	6	-
- balance due from other financial institutions (not at call)	156	(417)	335
- loans and receivables	(5,370)	(6,280)	(7,052)
- available for sale investments	201	(167)	(218)
- assets at fair value through the income statement	130	(461)	280
- net position of deferred tax assets/(liabilities)	(8)	(34)	(111)
Increase/(decrease) in liabilities			
- interest payable	(32)	38	33
- accrued expenses	(2)	(31)	49
- balance due from other financial institutions (not at call)	(108)	135	-
- provision for income tax	(39)	(45)	42
- other provisions	1	(6)	(2)
- deposits and other borrowings	4,878	1,053	4,462
- bonds and notes	(24)	5,172	2,452
Net cash provided by/(used in) operating activities	413	(418)	837

Note 14: Notes to the Consolidated Interim Statement of Cash Flows (continued)

b. Disposal of controlled entity

On 15 March 2006, the Group disposed of its 100% interest in Ascalon Capital Managers Limited (ACML) for $23 million. ACML's contribution to net profit from 1 October 2005 to 15 March 2006 was $0.5 million. Following this sale, the Group acquired a 50% interest in ACML for $25 million.

	Half-year to		
	31 March 2007 $M	30 Sept 2006 $M	31 March 2006 $M
Disposal proceeds	-	-	23
Fair value of net tangible assets disposed	-	-	15
Profit on sale	-	-	8
Net inflow of cash	-	-	23

c. Reconciliation of cash

For the purpose of the statement of cash flows, cash at the end of the half-year is reconciled to the following items in the balance sheet:

	As at		
	31 March 2007 $M	30 Sept 2006 $M	31 March 2006 $M
Cash and liquid assets	1,188	1,081	1,128
Receivables due from other financial institutions - at call	919	765	975
Payables due to other financial institutions - at call	(446)	(266)	(421)
Bills payable	(194)	(173)	(191)
Cash and cash equivalents at the end of the half-year	1,467	1,407	1,491

d. Dividends paid

Pursuant to the Group's dividend re-investment plan, shareholders re-invested $75 million (30 September 2006: $59 million; 31 March 2006: $127 million) in return for 2,330,709 shares (30 September 2006: 2,033,263; 31 March 2006: 4,482,131). Dividends not re-invested and preference dividends were paid to holders of ordinary and preference shares as shown in the statement of cash flows.

Note 15: Segmental Reporting

(a) Business Segments

Business segments are based on the Group's organisational structure. The Group comprises four business divisions, namely:

- Retail Bank (RB) – responsible for residential and consumer lending, provision of personal financial services including transaction services, call and term deposits, small business banking and financial planners. This division manages retail branches, call centres, agency networks and electronic channels such as EFTPOS terminals, ATMs and Internet banking.

- Institutional and Business Banking (IBB) - responsible for liquidity management, securitisation, wholesale funding, capital markets, treasury market activities including foreign exchange, money market and derivatives, corporate and business relationship banking, international and trade finance banking services, leasing, hire purchase, automotive finance, commercial property lending and cash flow financing including factoring and invoice discounting.

- BankSA (BSA) – responsible for providing retail banking, business banking and private banking services to customers in South Australia, Northern Territory and country New South Wales and Victoria. Customers are serviced through branches, electronic agencies, ATMs, call centres, EFTPOS terminals and Internet banking.

- Wealth Management (WM) – responsible for providing superannuation and wealth management administration platforms, investment management and packaging, dealer group services, margin lending, financial planning, private banking services and general and life insurance.

Note 15: Segmental Reporting

Segment Income Statement
for the half-year ended 31 March 2007 ($'M)

	Retail Bank	Institutional & Business Banking	BankSA	Wealth Management	Other	Consolidated
Segment revenue						
Net interest income	572	298	162	46	-	1,078
Non-interest income	254	75	46	152	6	533
Total segment revenue	826	373	208	198	6	1,611
Segment expense						
Bad and doubtful debts	73	12	7	1	-	93
Operating expenses						
- Other provisions	15	14	3	8	-	40
- Depreciation	23	3	4	1	-	31
- Deferred expenditure amortisation	12	2	2	-	-	16
- Other expenses	322	110	77	87	-	596
Total operating expenses	372	129	86	96	-	683
Total segment expenses	445	141	93	97	-	776
Profit before income tax expense	381	232	115	101	6	835
Income tax expense						250
Profit after income tax and minority interests						585

Segment Balance Sheet as at 31 March 2007

	Retail Bank	Institutional & Business Banking	BankSA	Wealth Management	Other	Consolidated
Investment in Associates	-	-	-	-	28	28
Other Assets	57,003	35,023	12,911	5,468	1,547	111,952
Total Assets	57,003	35,023	12,911	5,468	1,575	111,980
Total Liabilities	26,825	68,834	8,074	1,164	1,471	106,368

Note 15: Segmental Reporting (continued)

Segment Income Statement
for the half-year ended 30 September 2006 ($'M)

	Retail Bank	Institutional & Business Banking	BankSA	Wealth Management	Other	Consolidated
Segment revenue						
Net interest income	559	292	159	41	-	1,051
Non-interest income	226	71	43	138	4	482
Individually significant item	-	-	-	-	41	41
Total segment revenue	785	363	202	179	45	1,574
Segment expense						
Bad and doubtful debts	51	24	4	-	-	79
Operating expenses						
- Other provisions	17	16	4	8	-	45
- Depreciation	25	3	4	1	-	33
- Deferred expenditure amortisation	12	2	2	1	-	17
- Other expenses	307	104	75	84	-	570
Total operating expenses	361	125	85	94	-	665
Individually significant items	-	-	-	-	48	48
Total segment expenses	412	149	89	94	48	792
Profit/(loss) before income tax expense	373	214	113	85	(3)	782
Income tax expense						219
Profit after income tax						563
Loss of discontinued operation after tax						9
Minority interests in discontinued operations						(3)
Minority interests in continuing operations						-
Profit after income tax and minority interests						557

Segment Balance Sheet as at 30 September 2006

	Retail Bank	Institutional & Business Banking	BankSA	Wealth Management	Other	Consolidated
Investment in Associates	-	-	-	-	28	28
Other Assets	54,698	33,447	12,306	5,062	1,461	106,974
Total Assets	54,698	33,447	12,306	5,062	1,489	107,002
Total Liabilities	26,002	65,600	7,771	1,025	1,261	101,659

Note 15: Segmental Reporting (continued)

Segment Income Statement
for the half-year ended 31 March 2006 ($'M)

	Retail Bank	Institutional & Business Banking	BankSA	Wealth Management	Other	Consolidated
Segment revenue						
Net interest income	515	270	144	33	-	962
Non-interest income	221	60	39	141	10	471
Total segment revenue	736	330	183	174	10	1,433
Segment expense						
Bad and doubtful debts	54	5	5	1	-	65
Operating expenses						
- Other provisions	10	11	2	6	-	29
- Depreciation	24	4	5	1	-	34
- Deferred expenditure amortisation	12	1	2	-	-	15
- Other expenses	300	105	68	77	-	550
Total operating expenses	346	121	77	84	-	628
Total segment expenses	400	126	82	85	-	693
Profit before income tax expense	336	204	101	89	10	740
Income tax expense						226
Profit after income tax						514
Loss of discontinued operation after tax						4
Minority interests in discontinued operations						(2)
Minority interests in continuing operations						1
Profit after income tax and minority interests						511

Segment Balance Sheet as at 31 March 2006

	Retail Bank	Institutional & Business Banking	BankSA	Wealth Management	Other	Consolidated
Investment in Associates	-	-	-	-	28	28
Other Assets	52,055	30,289	11,459	4,333	1,881	100,017
Total Assets	52,055	30,289	11,459	4,333	1,909	100,045
Total Liabilities	25,471	59,777	7,297	1,015	1,536	95,096

(b) Geographical Segments

The Group operates predominantly in Australia.

Note 16: Contingent Liabilities

There have been no significant changes in contingent liabilities from those disclosed in the 30 September 2006 Full Financial Report.

Note 17: Events Subsequent to Balance Date

Interim Dividend

On 1 May 2007, the directors declared an interim dividend of 82 cents per ordinary share, amounting to $435 million. This dividend has not been brought to account in the Group's financial statements for the half-year ended 31 March 2007.

Director

On 24 April 2007, Mr P J O Hawkins was appointed as a non-executive director of the Bank. The Board now comprises ten directors.

In the opinion of the directors of St.George Bank Limited:

1. (a) The financial statements set out on pages 7 to 26, are in accordance with the Corporations Act 2001, including:

   (i) giving a true and fair view of the financial position of the Group as at 31 March 2007 and of its performance as represented by the results of its operations and cash flows for the half-year ended on that date; and

   (ii) complying with Accounting Standard AASB 134 "Interim Financial Reporting" and the Corporations Regulations 2001; and

   (b) at the date of this declaration, there are reasonable grounds to believe that the Bank will be able to pay its debts as and when they fall due.

2. There are reasonable grounds to believe the Bank and its controlled entities will, as a Group, be able to meet any obligations or liabilities to which they are or may become subject to by virtue of the Deed of Cross Guarantee between the Bank and those controlled entities pursuant to a Class Order. At the date of this declaration the Bank is within the class of companies affected by Class Order 98/1418.

For and on behalf of the Board of Directors and in accordance with a resolution of the directors.

....	....
J M Thame	G P Kelly
Chairman	Managing Director and Chief Executive Officer

1 May 2007

INDEPENDENT AUDITORS' REVIEW REPORT TO THE MEMBERS OF ST.GEORGE BANK LIMITED FOR THE HALF-YEAR ENDED 31 MARCH 2007

We have reviewed the accompanying consolidated interim financial report ("interim financial report") of St.George Bank Limited ("the Bank"), which comprises the consolidated interim balance sheet as at 31 March 2007, and the consolidated interim income statement, statement of recognised income and expense and cash flow statement for the half year ended on that date, the description of accounting policies and other explanatory notes 1 to 17 and the Directors' declaration set out on pages 7 to 27 of the consolidated entity comprising the Bank and the entities it controlled at the half year's end or from time to time during the half-year.

Directors' Responsibility for the Interim Financial Report

The Directors of the Bank are responsible for the preparation and fair presentation of the interim financial report in accordance with Australian Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Act 2001.* This responsibility includes designing, implementing and maintaining internal controls relevant to the preparation and fair presentation of the interim financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express a conclusion on the interim financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 *Review of an Interim Financial Report Performed by the Independent Auditor of the Entity*, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the interim financial report is not in accordance with the Corporations Act 2001 including: giving a true and fair view of the Bank's financial position as at 31 March 2007 and its performance for the half year ended on that date; and complying with Australian Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001.* As auditor of the Bank, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of an interim financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the interim financial report of St.George Bank Limited is not in accordance with the *Corporations Act 2001*, including:

a) giving a true and fair view of the consolidated entity's financial position as at 31 March 2007 and of its performance for the half-year ended on that date; and
b) complying with Australian Accounting AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001.*

KPMG

KPMG

P M Reid
Partner
Sydney
1 May 2007

st.george

news release

7 May 2007

Moody's Upgrades St.George Bank's Long Term Rating to Aa2 and BFSR to B

On 4 May 2007, St.George Bank received an upgrade from Moody's Investors Service (Moody's) to Aa2 from A1 for ratings of its long-term counterparty credit rating.

Moody's long-term and short-term counterparty credit ratings and bank financial strength rating (BFSR) rating of St.George Bank are now Aa2/P-1/B compared to the previous ratings of A1/P-1/B-. The ratings upgrade results from Moody's updated BFSR methodology and new Joint Default Analysis (JDA) methodology.

The bank's ratings outlook is stable.

Further details can be obtained from the press release published by Moody's in New York dated 4 May 2007 stating the ratings results for banks in Australia.

Media Contacts: Jeff Sheehan,
General Manager Capital Markets
St.George Bank Limited
Telephone: (02) 9320 5510

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	ST.GEORGE BANK LIMITED
ABN	92 055 513 070

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Roderic Holliday-Smith
Date of appointment	27 February 2007

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
2,500 shares (fully paid ordinary) acquired on 7 May 2007

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
Sidekick Pty Limited <RHS Super Fund A/C>	2,000 shares (fully paid ordinary) acquired on 7 May 2007

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

st.george

news release

10 May 2007

Resignation of Steve McKerihan, St.George Chief Financial Officer

Steve McKerihan, Group Executive Finance & Risk and Chief Financial Officer has, after an outstanding career of over 20 years with St.George including 12 years as CFO, announced that he will resign on 20 July 2007 to take up the position of Chief Executive Officer of the Sydney Diocesan Secretariat of the Anglican Church.

During his time with the Group, Steve has played a significant role in the conversion of St.George from a building society to a full service bank with over $100 billion in assets and a yearly profit of over $1 billion. Steve has been an integral member of the St.George team and leaves the Group in a strong position going forward.

Particular highlights include becoming a bank in 1992, the acquisition of Barclays Australia in 1994, the merger with Advance Bank & BankSA in 1997, the move into wealth through the purchase of Sealcorp (now Asgard) in 1998 and the acquisition of Scottish Pacific in 2000. Steve has played a significant role in ensuring St.George has achieved double digit earnings per share growth for the last six years and a cost to income ratio of 42.6 per cent, which is the lowest across the entire banking sector in Australia.

Gail Kelly, Managing Director & CEO, St.George Bank said; "On behalf of the Board and management team of St.George, I would like to extend my thanks to Steve for the significant contribution he has made over many years. It has been a pleasure and a privilege to work with him. We wish both Steve and Margaret every success and happiness over the years to come."

Steve McKerihan commented; "St.George is a unique company because of its heritage and its people. I am very appreciative of the opportunities that I have been given as part of the St.George team throughout my career. The last five years working with Gail has been a particular highlight. I believe the bank has excellent prospects for continued growth and development. I am now looking forward to my next challenge working with the Anglican Church."

A separate Media Release will announce the appointment of Michael Cameron, currently an executive of the Commonwealth Bank, as the new *Chief Financial Officer* of St.George.

Ends...

Media contact:

Jeremy Griffith
Corporate Relations
02 9236 1328 or 0411 259 432

news release

10 May 2007

Appointment of Michael Cameron to the Position of St.George Chief Financial Officer

The Managing Director and Chief Executive Officer of St.George Bank Limited, Gail Kelly, is delighted to announce the appointment of Michael Cameron to the position of Chief Financial Officer and Group Executive Finance, Risk & Strategy.

The role will include responsibility for Corporate Relations (Internal and External Communications), Investor Relations, M&A and Balance Sheet Management.

Michael joins St.George from the Commonwealth Bank of Australia where he is currently the Group Executive Retail Banking Services and a member of the Executive Committee reporting to the Chief Executive Officer, Ralph Norris.

Michael joined the Commonwealth Bank of Australia in November 2002 as Deputy Chief Financial Officer and was subsequently promoted to the role of Chief Financial Officer in March 2003, before taking on his current position in March 2006. He has extensive experience in the Finance Sector, having previously been the Chief Operating Officer and Chief Financial Officer of the Wealth Management Division (including MLC) of the National Australia Bank, and Chief Financial Officer of MLC when part of Lend Lease. Prior to this he held a number of senior finance roles with Lend Lease, Barclays Bank Australia and TNT Australia.

Michael has a Bachelor of Business degree, is a Fellow of the Institute of Chartered Accountants in Australia, a Fellow of CPA Australia and a Fellow of the Australian Institute of Company Directors.

Gail Kelly said; "I am delighted to welcome someone of the calibre of Michael Cameron to St.George. He is an outstanding executive with attributes that will significantly contribute to continuing the high growth momentum of St.George Bank. In his new role, which encompasses the finance, risk and strategy functions, Michael will be responsible for assisting the Group in the design and implementation of the next stage of its journey. He will be a strong addition to what is an already high performance team."

Michael Cameron will commence in his new role in mid July.

Ends...

Media contact:

Jeremy Griffith
Corporate Relations
02 9236 1328 or 0411 259 432

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	ST.GEORGE BANK LIMITED
ABN	92 055 513 070

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Peter John Oswin Hawkins
Date of appointment	24 April 2007

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
6,873 shares (fully paid ordinary) acquired on 11 May 2007.

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
Petlyn Holdings Pty Limited <ATF The Hawkins Family Trust> (Director)	1,373 shares (fully paid ordinary) acquired on 11 May 2007.
Lynter Investments Pty Limited <ATF The Hawkins Family Superannuation Fund> (Director)	5,500 shares (fully paid ordinary) acquired on 11 May 2007.

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	ST.GEORGE BANK LIMITED
ABN	92 055 513 070

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter John Oswin Hawkins
Date of last notice	11 May 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct: 1,787 shares (fully paid ordinary) Indirect: 6,873 shares (fully paid ordinary)
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Indirect: 1,373 shares (fully paid ordinary) held by Petlyn Holdings Pty Limited <ATF The Hawkins Family Trust>. Mr Hawkins is a director of Petlyn Holdings Pty Limited. Indirect: 5,500 shares (fully paid ordinary) held by Lynter Investments Pty Limited <ATF The Hawkins Family Superannuation Fund>. Mr Hawkins is a director of Lynter Investments Pty Limited.
Date of change	18 May 2007.
No. of securities held prior to change	6,873 shares (fully paid ordinary).
Class	Full paid ordinary.
Number acquired	1,787 shares (fully paid ordinary).
Number disposed	Nil.

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$36.8992 per share.
No. of securities held after change	8,660 shares (fully paid ordinary).
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares acquired as a result of participating in the St.George Bank Limited Non-Executive Directors' Share Purchase Plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	ST.GEORGE BANK LIMITED
ABN	92 055 513 070

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Richard Anthony Fountayne England
Date of last notice	22 December 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct 500 shares (fully paid ordinary) Indirect 4,651 shares (fully paid ordinary)
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Director of Shareholder
Date of change	31 May 2007
No. of securities held prior to change	2,651 shares (fully paid ordinary)
Class	Fully paid ordinary
Number acquired	2,500 shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$37.1706 per share
No. of securities held after change	5,151 shares

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Ordinary shares acquired on-market.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

END